ISSUERDIRECT® | 2 0 2 3

Issuer Direct Corporation

ANNUAL REPORT



ISDR
LISTED
NYSE AMERICAN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 10-K
_____

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Year Ended: **December 31, 2023**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____
_____



ISSUER DIRECT CORPORATION
(Name of small business issuer in its charter)
_____

Delaware	**1-10185**	**26-1331503**
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

One Glenwood Avenue, Suite 1001, Raleigh, NC 27603
(Address of Principal Executive Office) (Zip Code)

(919) 481-4000
(Registrant's telephone number, including area code)
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.001 per share	ISDR	NYSE American.

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)
_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's second fiscal quarter, was approximately $71,573,914 based on the closing price reported on the NYSE American as of such date.

As of March 7, 2024, the number of outstanding shares of the registrant's common stock was 3,815,212.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2024 annual meeting of stockholders (the "2024 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2024 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the year to which this report relates.

TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included in this Form 10-K, including without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business," are, or may be deemed to be, forward-looking statements. Such forward-looking statements involve assumptions, known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of Issuer Direct Corporation, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Form 10-K.

In our capacity as Company management, we may from time to time make written or oral forward-looking statements with respect to our long-term objectives or expectations which may be included in our filings with the Securities and Exchange Commission (the "SEC"), reports to stockholders and information provided on our web site.

The words or phrases "will likely," "are expected to," "is anticipated," "is predicted," "forecast," "estimate," "project," "plans to continue," "believes," or similar expressions identify "forward-looking statements." Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We are calling to your attention important factors that could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The following list of important risk factors is not all-inclusive, and we specifically decline to undertake an obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Among the factors that could have an impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our stock are (please see full list of risk factors in Item 1A):

- Dependence on key personnel.

- Fluctuation in quarterly operating results related to transaction-based revenue.

- Our ability to successfully integrate and operate acquired assets, businesses, ventures and/or subsidiaries.

- Our ability to successfully develop new products and introduce them to the markets in which we operate.

- Changes in laws and regulations that affect our operations and demand for our products and services.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Financial Data in iXBRL, Current Reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, in the investor relations section of our website at www.issuerdirect.com.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Company Overview

Overview

Issuer Direct Corporation and its subsidiaries are hereinafter collectively referred to as “Issuer Direct”, the “Company”, “We” or “Our” unless otherwise noted. Our corporate headquarters are located at One Glenwood Ave., Suite 1001, Raleigh, North Carolina, 27603.

We announce material financial information to our investors using our investor relations website, SEC filings, investor events, news and earnings releases, public conference calls, webcasts, and social media. We use these channels to communicate with our investors and the public about our company, our products and services and other related matters. It is possible that information we post on some of these channels could be deemed to be material information. Therefore, we encourage investors, the media and others interested in Issuer Direct to review the information we post to all our channels, including our social media accounts.

We are a leading communications and compliance company, providing solutions for both public relations and investor relations professionals. Our comprehensive solutions are used by thousands of customers from emerging startups to multi-billion-dollar global brands, ensuring their most important moments are reaching the right audiences, via our industry leading newswire, IR website solutions, events technology and compliance solutions. Our platform efficiently and effectively helps our customers manage their events when seeking to distribute their messaging to key constituents, investors, markets and regulatory systems around the globe.

Our platform consists of several related but distinct Communications and Compliance modules that companies and customers utilize every quarter. As such, we disclose our revenue in the following two main categories: (i) Communications and (ii) Compliance. Set forth below is an infographic depicting the products included in each of these two main categories we provide today:


COMMUNICATIONS
COMPLIANCE
Virtual Events / Conferences
News Distribution
Whistleblower Hotline
Disclosure
Earnings Call / Webcast
Media Database
Stock Transfer
AGM / Print & Fulfillment
IR Websites
Media Monitoring
Newsroom

In the future, we expect the Communications portion of our business to continue to increase, both in terms of overall revenue and as compared to the Compliance portion of our business. Therefore, we plan to continue to invest in offerings we intend to incorporate into and complement our Communications product lineup. Within most of our target markets, customers require several individual services and/or software providers to meet their communications and investor relations needs. We believe our platform can address all these needs in a single, secure, cloud-based platform - one that offers a customer control, increases efficiencies, demonstrates clear value and, most importantly, delivers consistent and compliant messaging from one centralized platform.

We work with a diverse customer base, which includes not only corporate issuers and private companies, but also investment banks, professional firms, such as investor relations and public relations firms, as well as the accounting and legal communities. Our customers and their service providers utilize our platform and related solutions from document creation all the way to dissemination to regulatory bodies, news outlets, financial platforms, and our customers' shareholders. Private companies primarily use our news distribution, newsroom and webcasting products and services to disseminate their message globally.

We also work with several select stock exchanges by making available certain parts of our platform under agreements to integrate our offerings within their products. We believe such partnerships will continue to yield increased exposure to a targeted customer base that could impact our revenue and overall brand in the market.

Communications

Our Communications platform consists of our press release distribution businesses branded as ACCESSWIRE and Newswire, our webcasting and events business, professional conference and events software, as well as our investor relations website technology. Our ACCESSWIRE and Newswire news distribution platforms have been integrated into one dissemination platform that will give our customers all the distribution benefits of our global distribution footprint. These products are sold as the leading part of our Communications subscription, as well as individually to customers around the globe and are further described below.

Acquisition of iNewswire.com LLC

On November 1, 2022, we acquired iNewswire.com LLC ("Newswire"). Newswire is a media technology company that provides customers press release distribution, media databases, media monitoring, and newsrooms for greater brand awareness through earned media, increased online visibility through greater search engine optimization recognition, and more sales inquiries through targeted digital marketing campaigns. Through its PR Optimizer ("PRO") offering, formally Media Advantage Platform, Newswire automates media and marketing communications for large and small businesses seeking to deliver the right message to the right audience at the right time for the right purpose.

We believe Newswire strengthens our entire communications portfolio and combined with our ACCESSWIRE business, grows our press release distribution business to now be one of North America's largest press release distribution platforms. Newswire customers also benefit from the global footprint ACCESSWIRE has built over the last nine years, whereas Issuer Direct's customers will have access to Newswire's media database platform, pitching and monitoring capabilities, as well as its PRO offering.

Through the PRO offering, we provide content and media communications services that provide customers the opportunity to optimize their content and increase their media visibility, therefore building their brand awareness and engaging a larger audience. With the flexibility of these offerings, customers have the ability to choose between support with content optimization, increased media visibility, or both for optimal results. We believe the PRO product offering provides the most effective and efficient integrated media and content communication program available in the market today.

ACCESSWIRE

Our existing press release offering, which is marketed under the brand ACCESSWIRE, is a news dissemination and media outreach service. The ACCESSWIRE product offering focuses on press release distribution for both private and public companies globally. We believe ACCESSWIRE is becoming a competitive alternative in the newswire industry because we have been able to use our technological advancements to allow customers to self-edit releases or use our editorial staff as desired to edit releases. We continue to expand our distribution points, improve our targeting and enhance our analytics reporting. We also offer an e-commerce element to our ACCESSWIRE product, whereby customers can self-select their distribution, register, and then upload their press release for editorial review in minutes. We believe these enhancements have helped increase ACCESSWIRE revenues each year compared to the prior year, a trend we expect to continue over the next several years. We have also been able to maintain high gross margins while providing our customer flexible pricing, with options to pay per release or enter longer-term agreements for a designated package of releases.

Like other newswires globally, ACCESSWIRE and Newswire are dependent upon several key partners for its news distribution. Disruption in any of our partnerships could have a materially adverse impact on our overall business.

Media Suite

As part of the iNewswire acquisition, we acquired certain assets that with further development resulted in our ability to release a subscription add-on to our Newswire and ACCESSWIRE brands, which we call Media Suite. Media Suite includes three new products: Media Database, Media Pitching, and Media Monitoring, all of which are further described below.

The Media Suite offering provides communication professionals with the opportunity to build their story, incorporate artificial intelligence (AI) if desired, effectively pitch the media, and monitor their internal brand as well as their competitors. This is all accomplished with a blend of human curation and an advanced AI engine that ultimately serves as the foundation of an easy-to-use workflow we branded as our Media Suite. Media Suite is a recurring subscription product, with three subscription options available: Media Suite Starter, Media Suite Plus, and Media Suite Enterprise, each providing different combinations of our solutions to help our customers reach their goals.

Media Database – Our media database is based on the idea that pitching the media should be a targeted endeavor. Our dataset includes only the journalists that are actively writing and publishing articles. We built this component in reverse, looking at the tens of millions of articles published annually and sorted articles by industry, publication and journalist, then human curated the most accurate data of each contact and made them available within our media database. Additionally, within the interface we made it easy to see each article published by every journalist a user may want to connect with, making Media Suite a compelling combination of the right features and intelligence between database, pitching, and monitoring.

Media Pitching – Pitching is a critical part of the Media Suite because it allows the user to contact and connect the most active journalists in their industry. Media Suite not only gives you the professionals to pitch, it also offers AIMee, our AI writing and recommendation engine, to enhance your message, write a new message and highlight engageable content to help bring your pitch to the forefront.

Media Monitoring – a brand Monitoring solution is extremely important, and every company should consider monitoring not only their brands, but their products, executives and competitors mentioned in all mediums – print, broadcast media and television, web, radio, video, blogs and social media. Our monitoring solution offers many of these mediums and we will continue to undergo expansion in each of these mediums with a goal of being a comprehensive media monitoring solution by the end of 2024. Our media monitoring solution ties together our journalist contacts and mention analytics into and with a customer's dashboard of daily activity.

Media Room

A natural addition to our ACCESSWIRE and investor relations website business is our corporate Media Room. This product offering can be an add-on to any customer's ACCESSWIRE or Communications subscription account. The Media Room suite includes a custom newsroom page builder, a brand asset manager and contact manager.

Our Media Room suite addresses the needs of our customers looking to build connections with media, journalists, customers and if applicable the investment community. According to a survey from TekGroup, a majority of journalists and media professionals indicated the importance of newsrooms that include digital media, press kits and video. We believe our Media Room suite accomplishes this by making it a part of our new Media Suite, giving us a further competitive advantage in the market. This also allows our customers to have one media platform to manage all their assets, brands and outreach.

Webcasting & Events

Our webcasting and events business is comprised of our earnings call webcasting solutions and our virtual meeting and events software (such as annual meetings, deal/non-deal road shows, analyst days and shareholder days). The demand for these products with a virtual component was at an all-time high for us in 2020, largely due to the COVID-19 pandemic. Since the end of the pandemic, the industry overall has seen a reduction in the number of virtual events, specifically annual meetings and deal/non-deal roadshows, as customers are relying on internal enterprise solutions or are returning to pre-pandemic travel and in-person meetings, reducing the need for a virtual component. This has contributed to a decline in demand for our virtual components since 2020 and 2021.

Traditional earnings calls and webcasts are a highly competitive market with the majority of the business being driven from practitioners in investor relations and communications firms. We estimate there are approximately 5,000 companies in North America conducting earnings events each quarter that include a teleconference, webcast or both as part of their events. Our platform incorporates other elements of the earnings event, including earnings date/call announcement, earnings press release and SEC Form 8-K filings. There are a handful of our competitors that can offer this integrated full-service solution today, however, we believe our real-time event setup and integrated approach offers a more effective way to manage the process.

Additionally, as a commitment to broadening the reach of our webcast platform, we broadcast live additional companies' earnings events, whether they are conducted on our platform or not, within our shareholder outreach module, which helps drive new audiences and give companies the ability to view their analytics and engagement of each event.

Our Webcasting Platform is a cloud-based webcast, webinar and virtual meeting platform that delivers live and on-demand streaming of events to audiences of all sizes. Our solution allows customers to create, produce and deliver events, which we feel has significantly strengthened our webcasting product and Communications offering. The platform architecture gives us the ability to host thousands of webcasts each year, expanding and diversifying our webcast business from our historical earnings-based events to include any type of virtual event. As we expand our platform, it is vital for us to have solutions that service both our core public companies but also a growing segment of private customers.

Professional Conference and Events Software

Our professional conference and events software is a subscription offering we currently license to investor conference organizers. This software, which is also available as a native mobile app, offers organizers, issuers and investors the ability to register, request and approve one-on-one meetings, manage schedules, perform event promotion and sponsorship, print attendee badges and manage lodging. This cloud-based product can be used in a virtual or in person conference setting and is integrated within our Communications subscription offerings of newswire, newsrooms, webcasting and shareholder targeting. We believe this integration gives us a unique offering for professional conference organizers that is not available elsewhere in the market.

Investor Relations Websites

Our investor relations content network is another component of our Communications offering, which is used to create the investor relations' tab of a company's website. This investor relations content network is a robust series of data feeds including news feeds, stock feeds, fundamentals, regulatory filings, corporate governance and many other components which are aggregated from most of the major exchanges and news distribution outlets around the world. Customers can subscribe to one or more of these data feeds or as a component of a fully designed and hosted website for pre-IPO companies, SEC reporting companies and partners seeking to display our content on their corporate sites. The clear benefit to our investor relations content network is its integration with our other Communications offerings. As such, companies can produce content for public distribution and it is automatically linked to their corporate website, distributed to targeted groups and placed into our data feed partners.

During 2023 we released significant upgrades to our investor relations website, that included ADA Compliance (Americans with Disabilities Act) which ensures that people with disabilities have the same access to all areas of a business's premises. Specifically, this module addresses electronic information and technology, such as our customers' websites. This add-on requires a recurring annual subscription and is delivered fully integrated into and with our investor relations website offering.

Compliance

Our Compliance offerings consist of our disclosure software for financial reporting, stock transfer services, whistleblower hotline and related annual meeting, print and shareholder distribution services. Some of these products are sold as part of a Compliance subscription as well as individually to customers around the globe.

Disclosure Software and Services

Our disclosure reporting module is a document conversion, editing and filing offering which is designed for reporting companies and professionals seeking to insource the document drafting, editing and filing processes to the SEC's EDGAR system. Our disclosure business also offers companies the ability to use our in-house staff to assist in the conversion, tagging and filing of their documents. We generate revenues in disclosure both from software and services and, in most cases, customers have both components within their annual agreements, while others pay for services as they are completed.

Whistleblower Hotline

Our whistleblower hotline is an add-on product within our platform. This system delivers secure notifications and basic incident workflow management processes that align with a company's corporate governance whistleblower policy. As a supported and subsidized bundle product of the New York Stock Exchange ("NYSE") offerings, we are introduced to new IPO customers and other larger cap customers listed on the NYSE. Since 2014, we have been a named NYSE subsidy provider of this Whistleblower solution. In 2020, NYSE renewed and extended the initial subsidy term to four years from two years, whereby the first two years are provided under subsidy and the added two years are at our standard subscription rates. Recently, we have been working on upgrading the incident response and management component of the workflow, which is expected to be deployed this year.

Stock Transfer Module

A valued subscription module in our Compliance offering is the ability for our customers to gain access to real-time information about their shareholders, stock ledgers and reports and to issue new shares from our cloud-based stock transfer module. Managing the capitalization table of a public company or pre-IPO company is a cornerstone of corporate governance and transparency, and as such companies and community banks have chosen us to assist with their stock transfer needs, including bond offerings and dividend management. This is an industry which has experienced declining overall revenues as it was affected by the replacement of paper certificates with digital certificates. However, we have been focused on selling subscriptions of the stock transfer component of our platform, allowing customers to gain access to our cloud-based system in order to move shares or query shareholders, which we believe has resulted in a more efficient process for both our customers and us.

Annual Meeting / Proxy Voting Platform

Our proxy module is marketed as a fully integrated, real-time voting platform for our customers and their shareholders of record. This module is utilized for every annual meeting or special meeting we manage for our customers and offers both full-set mailing and notice of internet availability options.

This module has been incorporated within our webcasting offering to enable our customers the ability to conduct their annual meetings in-person or fully virtual. Our solution incorporates shareholder and guest registration, voting integration, real-time statistics on attendance, audio video and presentation features as well as fully managed meeting managers and inspector of elections. Although we believe a virtual component to an annual meeting is both a benefit to all shareholders and a corporate governance advantage, there can be no assurances this product has longevity in the market.

Shareholder Distribution

Over the past few years, we have worked on refining the model of digital distribution of our customers' message to the investment community and beyond. This was accomplished by integrating our shareholder outreach module, Investor Network, into and with our Compliance offerings. Most of the customers subscribing to this module today are historical PrecisionIR ("PIR") – Annual Report Service ("ARS") users, as well as new customers purchasing the entire platform subscription. We migrated some of the customers from the traditional ARS business into this new digital subscription business, however, we continue to operate a portion of this legacy physical hard copy delivery of annual reports and prospectuses for customers who opt to take advantage of it. We continue to see customer attrition for customers who subscribe to both the electronic and physical distribution of reports as a stand-alone product.

Our overall strategy includes:

Expansion of Customer Base

We expect to continue to see demand for our products within our customer base and in the industries we serve. We continue to focus on migrating customer contracts to subscription-based contracts that are typically with terms of one year or greater. We believe this will help us move from a transaction-based revenue model to a recurring subscription-based revenue model, which may give us more consistent, predictable revenue patterns and hopefully create longer lasting customer relationships.

Additionally, as part of our customer expansion efforts, we are committed to working beyond the single point of contact and into the entire C suite (CEO, CFO, IRO, CMO, Corporate Communications Director, Corporate Secretary, etc.) of an organization which we believe will help drive subscription revenues per customer.

Our primary growth strategy continues to be selling our communications solutions to new customers under a subscription arrangement, whereas in the past we were inclined to sell a single point solution. Selling a subscription to our Communications platform allows us to provide our customers with a competitively priced, complete solution for their communications needs. Our strategy of selling our cloud-based offerings via our platform to all customers under a subscription agreement should benefit us by moving away from selling individual solutions within highly commoditized markets that are experiencing pricing pressures.

New Offerings

During 2024 and going forward, we plan to continue to innovate, improve and build new applications into and with our platform, with the objective of developing integrated application solutions that are typically not offered by our competitors. As a company focused on technology offerings, we understand the importance of advancements and fully appreciate the risks and consequences of losing our market position if our product offerings become obsolete.

Each year we bring to market certain platform upgrades, add-ons, and new offerings that we believe will complement our overall platform solutions. We believe our innovation and platform technology efficiencies continue to be a competitive advantage and focus for us.

We have a slate of product platform enhancements coming this fiscal year as we have had in the past, that will help our customers stay connected with their customers, shareholders and constituent base. Specifically, these advancements will be centered around our communications business, whereby we will be adding analytical components and databases to aid in the discovery of a company's brand. Additionally, we have other strategic upgrades to our platform that we believe will both increase customer retention and annual revenue per customer.

Our acquisition of Newswire provides us the opportunity to offer PRO and our media database platform to existing ACCESSWIRE customers. PRO is a media and marketing communications utility that converts customers' owned media into earned media opportunities to accelerate business growth. PRO provides integrated media and marketing communications programs aimed to increase site traffic, qualified leads and lowering cost of acquisition for new accounts. The media database platform offers customers access to over a million journalists, broadcasters, and other publishers to target and compose their customized campaign to disseminate to a specific audience. The database also allows customers access to recently published articles by the media contacts to find relevant points to include their messages.

Acquisition Strategy

We will continue to evaluate complimentary verticals and businesses that we can integrate into our communications platform. While we typically focus on accretive acquisition opportunities, we will also evaluate technology acquisitions that we believe would be strategic to our overall long-term business. Specifically, we will look for communications products and businesses that have recurring revenues, customers and technologies that will further enhance our overall market position.

Sales and Marketing

During 2023, we continued to strengthen our brands in the market by working aggressively to expand our customer footprint and continue to cross sell to increase average revenue per customer. Since our platform, systems and operations are built to handle growth, we can leverage them to produce consistently high margins and increased cash flows without a proportional increase in our capital or operating expenses.

Our sales organization is responsible for generating new customer opportunities and expanding our current customers. We ended 2023 with a multi-tier organization of sales personnel, consisting of Business Development Managers, Customer Service Managers and strategic agency and reseller executives. We believe this approach is the most efficient and effective way to reach new customers and grow our current install base. The total compensation packages for these teams are heavily weighted with commission compensation to incent sales and retention. All members of the sales team have quotas. As of December 31, 2023, we employed 35 full-time equivalent sales and marketing personnel compared to 40 as of December 31, 2022.

Our marketing organization has been focused on both new customer acquisition as well as campaigns to educate current customers on the advantages of using our platform. Additionally, our marketing team has expanded their focus on investor conferences, strategic partnerships and private company marketing activities in order to continue to scale our business long term.

Industry Overview

According to a 2022 Burton-Taylor Media Intelligence report, the global communications technology market is more than $5.5 billion in annual revenue. This total includes spending on social media solutions, media monitoring, press release targeting and distribution, and investor relations platforms globally. A key driver of growth in our industry is the introduction of new innovative technologies and solutions. We believe that in early 2024 we will have released fully our new Media Suite subscriber offering, which adds new products in our offering, media monitoring, media database, and pitching. We believe our expanded technology and solutions will help us gain market share within the industry as well as further expand our news distributions brands.

The communications industry also benefits from increased regulatory requirements and the need for platforms and systems to manage these new regulations. Additionally, the industry, along with cloud-based technologies, have matured considerably over the past several years, whereby corporate issuers and communication professionals are seeking platforms and systems to do some, if not all the work themselves. We believe we are well positioned in this new environment to benefit from subscriptions and further advancements of our platform.

The compliance industry is highly fragmented, with hundreds of independent service companies that provide a range of financial reporting and document management services. There is also a wide range of printing and technology software providers. The demands for many of our services historically have been cyclical and reliant on capital market activity. Over the past few years, we have been offering subscriptions which combine both compliance software and service in one annual contract. We believe this offering affords us the ability to reduce our revenue seasonality and provide a new baseline of recurring annualized revenue.

Competition

Despite some significant consolidation in recent years, the communications and compliance industries remain both highly fragmented and extremely competitive. The success of our products and services are generally based on price, quality, and the ability to service customer demands. Management has been focused on offsetting the risks relating to competition as well as the seasonality by introducing our cloud-based subscription platform, with higher margins, clear competitive advantages, higher customer stickiness and scalability to withstand market and pricing pressures.

We also review our operations on a regular basis to balance growth with opportunities to maximize efficiencies and support our long-term strategic goals. We believe by blending our workflow technologies with our legacy service offerings we can offer a comprehensive set of products and solutions to each of our customers within one platform that most competitors cannot offer today.

We believe we are positioned to be one of the communications platforms of choice as a cost-effective alternative to both small regional providers and global providers. We also believe we benefit from our location in Raleigh, North Carolina, as we can hire and retain customer service or production personnel in the area at a reasonable cost. However, there are positions where we have strong competition in hiring, such as research and development and qualified sales individuals with communications industry experience.

Customers

Our customers include a wide variety of public and private companies, mutual funds, law firms, brokerage firms, investment banks, individuals, and other institutions. For the year ended December 31, 2023, we worked with 11,924 customers, compared to 8,218 for the year ended December 31, 2022. The increase in customers is primarily related to an increase in Newswire customers as the 2022 amount only included November and December compared to a full year for 2023. We did not have any customers during the year ended December 31, 2023 that accounted for more than 10% of our revenue or more than 10% of our year end accounts receivable balance as of December 31, 2023.

Human Capital and Culture

As of December 31, 2023, we employed 136 employees and independent contractors, none of which are represented by a union. Our employees work in our corporate offices in North Carolina or their home offices throughout the world.

We recognize and value our people as our most important asset in achieving our strategic goals and growing an industry leading communications and compliance company. We are continually working on a human resources strategy that helps drive the right culture, leadership, talent management, performance, reward and recognition, personal development, and ways of working to ensure we achieve our strategic goals while our people benefit from an exceptional experience. Our efforts in creating a working environment that draws out the best in our employees and allows them to fulfil their potential and support our goals focus on the following::

- Attract, identify, develop and retain high-performing employees across all areas.
- Develop and support the growth of management and leadership.
- Enable the development of a high-performance culture in which staff performance can be supported, rewarded, enhanced and managed effectively.
- Foster a values-based culture focused on diversity, equity, inclusion, well-being, and positive staff engagement.
- Develop a total reward approach which is valued by staff and facilitates company objectives.
- Provide excellent core human resources, professional development and health and safety services across all departments to enable the effective operation of the Company.

Our recruitment strategy is based on identifying top talent, predominantly via existing networks and referrals, and offering competitive compensation packages that combine salary, benefits, equity, and a bonus plan. We apply a wide range of retention initiatives that include rewarding high-performance and opening opportunities for progression and career development. Identification of high-performing talent is linked to succession planning and development of the future-workforce is embedded in employee professional development plans.

We attempt to set clear standards with respect to generating an open and transparent working environment in which everyone has a voice. We believe this invokes effective personal development discussions and provides the opportunity to conduct performance reviews supported by transparent data and open conversation.

We are dedicated to embedding Diversity, Equity and Inclusion ("DEI") as an important part of developing our culture through delivery of innovative initiatives and internal workshops, ensuring that DEI policies touch on all aspects of the Company from recruitment practices to company behavior/operating frameworks. These policies will also be reviewed periodically as required and updated accordingly.

We strive to deliver a total reward strategy which appropriately supports achievement of our goals and will help position us as an employer of choice which employees value and understand. This will undergo periodic review to ensure we are able to attract and retain top talent in a financially sustainable way.

All of our human resource initiatives are supported by key performance indicators to monitor their effectiveness and gain insight into gaps that can be addressed quickly and ensure our overall human resource strategy is adapted as required and maintained to a high degree.

Facilities

Our headquarters are located in Raleigh, North Carolina. In October 2019, we began a new lease for 9,766 square feet of office space, which expires December 31, 2027.

As part of our acquisition of VWP in 2019, we assumed a three-year lease in Ft. Lauderdale, Florida, which expired on January 3, 2022 and we did not renew. Additionally, we had an office in Salt Lake City, Utah, which we vacated in 2022. We did not assume any leases associated with the Newswire acquisition. We continue to monitor the needs of our employees both in a remote and on-site basis and make necessary adjustments to our locations as needed.

Insurance

We maintain a general business liability, cyber-security and an errors and omissions policies specific to our industry and operations. We believe that our insurance policies provide adequate coverage for all reasonable risks associated with operating our business. Additionally, we maintain a Directors and Officers insurance policy, which is standard for our industry and size. We also maintain key person life insurance on our C level executives, and one other key individual.

We obtained a representation and warranty insurance policy in connection with our acquisition of Newswire relating to potential indemnification claims under the purchase agreement up to an aggregate amount of $12.9 million subject to a retention of $0.4 million.

Regulations

The securities and financial services industries generally are subject to regulation in the United States and elsewhere. Regulatory policies in the United States and the rest of the world are tasked with safeguarding the integrity of the securities and financial markets and with protecting the interests of both issuers and shareholders.

In the United States, corporate issuers are subject to regulation under both federal and state laws, which often require public disclosure and regulatory filings. At the federal level, the SEC regulates the securities industry, along with the Financial Industry Regulatory Authority, or FINRA, formally known as NASD, and NYSE market regulations, various stock exchanges, and other self-regulatory organizations ("SRO").

We operate our filing agent business and transfer agent business under the supervision and regulations of the SEC. Our transfer agency business, Direct Transfer, LLC, is registered with the SEC and is subject to SEC regulations relating to, among other things, annual reporting, examination, internal controls, tax reporting and escheatment services. Our transfer agency is currently approved to handle the securities of NYSE, NASDAQ and OTC Markets.

Our objective is to assist corporate issuers with these regulations, communication and compliance of rules imposed by regulatory bodies. The majority of our business involves the distribution of content, either electronically or on paper, to governing bodies and shareholders alike. We are recognized under these regulations to disseminate, communicate and or solicit on behalf of our customers, the issuers.

ITEM 1A. RISK FACTORS.

Forward-Looking and Cautionary Statements

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the following risks and uncertainties and all other information contained or referred to in this Annual Report on Form 10-K before investing in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose some or all your investment.

Risks related to our business

Legislative and regulatory changes can influence demand for our solutions and could adversely affect our business.

The market for our solutions depends in part on the requirements of the SEC and other regulatory bodies. Any legislation or rulemaking substantially affecting the content or method of delivery of documents to be filed with these regulatory bodies could have an adverse effect on our business. In addition, evolving market practices in light of regulatory developments could adversely affect the demand for our solutions. New legislation, or a significant change in rules, regulations, directives or standards could reduce demand for our products and services. Regulatory changes could also increase expenses as we modify our products and services to comply with new requirements and retain relevancy, impose limitations on our operations, and increase compliance or litigation expense, each of which could have a material adverse effect on our business, financial condition and results of operations.

The environment in which we compete is highly competitive, which creates adverse pricing pressures and may harm our business and operating results if we cannot compete effectively.

Competition across all of our businesses is intense. The speed and accuracy with which we can meet customers' needs, the price of our services and the quality of our products and supporting services are factors in this competition.

Some of our competitors have longer operating histories, greater name recognition, more established customer bases and significantly greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly and effectively than we can to new or changing market demands and requirements. We could also be negatively impacted if our competitors reduce prices, add new features, form strategic alliances with other companies, or are acquired by other companies with greater available resources.

These competitive pressures to any aspect of our business could reduce our revenue and earnings.

Our business could be harmed if we do not successfully manage the integration of any business that we have acquired or may acquire in the future, particularly in light of our recent acquisition of Newswire. These risks include, among other things:

- the difficulty of integrating the operations and personnel of the acquired businesses into our ongoing operations;

- the potential disruption of our ongoing business and distraction of management;

- the potential for new cyber-security risks to existing operations that weren't previously mitigated:

- the difficulty in incorporating acquired technology and rights into our products and technology;

- unanticipated expenses and delays relating to completing acquired development projects and technology integration;

- a potential increase in our indebtedness and contingent liabilities, which could restrict our ability to access additional capital when needed or to pursue other important elements of our business strategy;

- the management of geographically remote units;

- the establishment and maintenance of uniform standards, controls, procedures and policies;

- the impairment of relationships with employees and customers as a result of any integration of new management personnel;

- risks of entering markets or types of businesses in which we have either limited or no direct experience;

- the potential loss of key employees and/or customers of the acquired businesses; and

- potential unknown liabilities, such as liability for hazardous substances, or other difficulties associated with acquired businesses.

Our revenue growth rate in past periods relating to our Communications revenue stream may not be indicative of its future performance.

With respect to our Communications revenue stream, we have experienced an annual revenue growth rate ranging from 13% to 55% between 2016 and 2023. Throughout these years, most of the growth has been due to the success of our ACCESSWIRE newswire brand. In 2023 and 2022, we also had additional growth from our acquisition of Newswire. In 2020, much of the growth came from demand for our events products that were upgraded to handle virtual needs in the industry as a result of the COVID-19 pandemic. Additionally, acquisitions of VWP in January 2019 and FSCwire in July 2018 have contributed to the growth. Our historical revenue growth rate of the Communications revenue stream is not indicative of future growth, and we may not achieve similar revenue growth rates in future periods. You should not rely on our revenue or revenue growth for any prior quarterly or annual periods as an indication of our future revenue or revenue growth. If we are unable to maintain consistent revenue or revenue growth, it may be difficult to achieve and maintain profitability and our stock price may be negatively impacted.

The success of our cloud-based software largely depends on our ability to provide reliable solutions to our customers. If a customer were to experience a product defect, a disruption in its ability to use our solutions or a security flaw, demand for our solutions could be diminished, we could be subject to substantial liability and our business could suffer.

Our product solutions are complex, and we often release new features. As such, our solutions could have errors, defects, viruses or security flaws that could result in unanticipated downtime for our customers and harm our reputation and our business. Internet-based software may contain undetected errors or security flaws when first introduced or when new versions or enhancements are released. We might from time to time find such defects in our solutions, the detection and correction of which could be time consuming and costly. Since our customers use our solutions for important aspects of their business, any errors, defects, disruptions in access, security flaws, viruses, data corruption or other performance problems with our solutions could hurt our reputation and may damage our customers' businesses. If that occurs, customers could elect not to renew, could delay or withhold payment to us or may make claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation. We could also lose future sales. In addition, a security breach of our solutions could result in our future business prospects being materially adversely impacted.

A substantial portion of our business is derived from our press release distribution business, which is dependent on technology and key partners.

As noted, our ACCESSWIRE brand has been vital to the increase in revenue associated with our Communications business. It is expected that our recent acquisition of Newswire will also add significant revenue to our Communications business in the future. ACCESSWIRE and Newswire are dependent upon several key partners for news distribution, some of which are also partners that we rely on for other shareholder communications services. During the second quarter of 2019, one of our key partners made an industry-wide decision to no longer accept investor commentary content. A significant portion of our historical ACCESSWIRE revenue was generated from this type of content, which significantly affected revenue going forward. Further disruption in any of these partnerships could have a material adverse impact on our business and financial results and the inability to procure new key partners could impact the growth of the ACCESSWIRE brand, particularly with respect to public company news distribution. Additionally, ACCESSWIRE and Newswire are highly dependent on technology and any performance issues with this technology could have a material impact on our ability to serve our customers and thus our ability to generate revenue.

Failure to manage our growth may adversely affect our business or operations.

Since 2013, we have experienced overall growth in our business, customer base, employee headcount and operations, and we expect to continue to grow our business over the next several years. This growth places a significant strain on our executive management team and employees and on our operating and financial systems. To manage our future growth, we must continue to scale our business functions, improve our financial and management controls and our reporting systems and procedures and expand and train our work force. In particular, we grew from 24 employees and contractors as of December 31, 2012 to 136 (including 32 independent contractors) as of December 31, 2023. We anticipate that additional investments in sales personnel, infrastructure and research and development spending will be required to:

- scale our operations and increase productivity;

- address the needs of our customers;

- further develop and enhance our existing solutions and offerings; and

- develop new technology.

We cannot assure you that our controls, systems and procedures will be adequate to support our future operations or that we will be able to manage our growth effectively. We also cannot assure you that we will be able to continue to expand our market presence in the United States and other current markets or successfully establish our presence in other markets. Failure to effectively manage growth could result in difficulty or delays in deploying customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

If we are unable to retain our key employees and attract and retain other qualified personnel, our business could suffer.

Our ability to grow and our future success will depend to a significant extent on the continued contributions of our key executives, managers and employees. In addition, many of our individual technical and sales personnel have extensive experience in our business operations and/or have valuable customer relationships that would be difficult to replace. Their departure, if unexpected and unplanned, could cause a disruption to our business. Our competition for these individuals is intense in certain areas of our business. We may not succeed in identifying and retaining the appropriate personnel in key positions. Further, competitors and other entities have in the past recruited and may in the future attempt to recruit our employees, particularly our sales personnel. The loss of the services of our key personnel, the inability to identify, attract and retain qualified personnel in the future or delays in hiring qualified personnel, particularly technical and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as the timely introduction of new technology-based products and services, which could harm our business, financial condition and operating results.

If we fail to keep our customers' information confidential or if we handle their information improperly, our business and reputation could be significantly and adversely affected.

If we fail to keep customers' proprietary information and documentation confidential, we may lose existing customers and potential new customers and may expose them to significant loss of revenue based on the premature release of confidential information. While we have security measures in place to protect customer information and prevent data loss and other security breaches, these measures may be breached as a result of third-party action, employee error, malfeasance or otherwise. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.

In addition, our service providers (including, without limitation, hosting facilities, disaster recovery providers and software providers) may have access to our customers' data and could suffer security breaches or data losses that affect our customers' information.

If an actual or perceived security breach or premature release occurs, our reputation could be damaged, and we may lose future sales and customers. We may also become subject to civil claims, including indemnity or damage claims in certain customer contracts, or criminal investigations by appropriate authorities, any of which could harm our business and operating results. Furthermore, while our errors and omissions insurance policies include liability coverage for these matters, if we experienced a widespread security breach that impacted a significant number of our customers for whom we have these indemnity obligations, we could be subject to indemnity claims that exceed such coverage.

We must adapt to rapid changes in technology and customer requirements to remain competitive.

The market and demand for our products and services, to a varying extent, have been characterized by:

- technological change;
- frequent product and service introductions; and
- evolving customer requirements.

We believe that these trends will continue into the foreseeable future. Our success will depend, in part, upon our ability to:

- enhance our existing products and services;
- gain market acceptance; and
- successfully develop new products and services that meet increasing customer requirements.

To achieve these goals, we will need to continue to make substantial investments in sales and marketing. We may not:

- be successful in developing product and service enhancements or new products and services on a timely basis, if at all; or
- be able to successfully market these enhancements and new products once developed.

Further, our products and services may be rendered obsolete or uncompetitive by new industry standards or changing technology.

Revenue from subscriptions and many of our service contracts is recognized ratably over the term of the contract or subscription period. As a result, downturns or upturns in sales may not be immediately reflected in our operating results.

We generally recognize subscription and support revenue from customers ratably over the terms of their subscription agreements, which are typically on a quarterly or annual cycle and automatically renew for additional periods. As a result, a substantial portion of the revenue we report in each quarter will be derived from the recognition of deferred revenue relating to subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be immediately reflected in our revenue results for that quarter. This decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our solutions and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our subscription revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term. In addition, we may be unable to adjust our cost structure to reflect the changes in revenue, which could adversely affect our operating results.

Our subscription renewal or upgrade rates may decline due to various factors which may impact our future revenue and operating results.

Our business depends substantially on customers renewing their subscriptions with us and expanding their use of our products. Our customers have no obligation to renew their subscriptions for our products after the expiration of their initial subscription period. We may not accurately predict new subscription or expansion rates and the impact these rates may have on our future revenue and operating results. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our service, customers' ability to continue their operations and spending levels and deteriorating general economic conditions. If our customers do not renew their subscriptions for our products, purchase fewer solutions at the time of renewal, or negotiate a lower price upon renewal, our revenue will decline, and our business will suffer. Our future success also depends in part on our ability to sell additional solutions and products, more subscriptions, or enhanced editions of our products to our current customers. If our efforts to sell additional solutions and products to our customers are not successful, our growth and operations may be impeded. In addition, any decline in our customer renewals or failure to convince our customers to broaden their use of our products would harm our future operating results.

We are subject to general litigation and regulatory requirements that may materially adversely affect us.

From time to time, we may be involved in disputes or regulatory inquiries that arise in the ordinary course of business. We expect that the number and significance of these potential disputes may increase as our business expands and we grow larger. While most of our agreements with customers limit our liability for damages arising from our solutions, we cannot assure you that these contractual provisions will protect us from liability for damages in the event we are sued. Although we carry general liability insurance coverage, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations and prospects.

New and existing laws make determining our sales and use taxes and income tax rate complex and subject to uncertainty.

The computation of sales and use taxes and our provision for income tax is complex, as it is based on the laws of multiple taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for such tax provisions under U.S. generally accepted accounting principles. Since sales and use tax varies by state, it may be difficult to determine taxability of our products and services in each state and remain current on frequently changing laws. Additionally, provisions for income tax for interim quarters are based on forecasts of our U.S. and non-U.S. effective tax rates for the year and contain numerous assumptions. Various items cannot be accurately forecasted, and future events may be treated as discrete to the period in which they occur. Our provision for income tax can be materially impacted by things such as changes in our business, internal restructuring and acquisitions, changes in tax laws and accounting guidance and other regulatory, legislative developments, tax audit determinations, changes in uncertain tax positions, tax deductions attributed to equity compensation and changes in our determination for a valuation allowance for deferred tax assets. For all of these reasons, our actual income taxes may be materially different than our provision for income tax.

We are subject to U.S. and foreign data privacy and protection laws and regulations as well as contractual privacy obligations, and our failure to comply could subject us to fines and damages and would harm our reputation and business.

We manage private and confidential information and documentation related to our customers' finances and transactions, often prior to public dissemination. The use of insider information is highly regulated in the United States and abroad, and violations of securities laws and regulations may result in civil and criminal penalties. In addition, we are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign legislatures and governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of non-public personal information by our customers or collected from visitors of our website. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure, or perceived failure, by us to comply with federal, state or international laws, including laws and regulations regulating privacy, payment card information, personal health information, data or consumer protection, could result in proceedings or actions against us by governmental entities or others.

The regulatory framework for privacy and data protection issues worldwide is evolving, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at providers of mobile and online resources in particular. Our obligations with respect to privacy and data protection may become broader or more stringent. If we are required to change our business activities or revise or eliminate services, or to implement costly compliance measures, our business and results of operations could be harmed.

If potential customers take a long time to evaluate the use of our products, we could incur additional selling expenses and decrease our profitability.

The acceptance of our services depends on a number of factors, including the nature and size of the potential customer base, the effectiveness of our system, and the extent of the commitment being made by the potential customer, and is difficult to predict. Currently, our sales and marketing expenses per customer are fairly low. If potential customers take longer than we expect to decide whether to use our services and require that we travel to their sites, present more marketing material, or spend more time in completing the sales process, our selling expenses could increase, and decrease our profitability.

The seasonality of business makes it difficult to predict future results based on specific quarters.

A greater portion of our printing, distribution and solicitation of proxy materials business will be processed during the second quarter of our fiscal year. Therefore, the seasonality of our revenue makes it difficult to estimate future operating results based on the results of any specific quarter and could affect an investor's ability to compare our financial condition and results of operations on a quarter-by-quarter basis. To balance the seasonal activity of print, distribution and solicitation of proxy materials, we will attempt to continue to grow other revenues linked to predictable periodic activity that is not cyclical in nature.

If we are unable to successfully develop and timely introduce new technology-based products or enhance existing technology-based products, our business may be adversely affected.

In the past few years, we have expended significant resources to develop and introduce new technology-based products and improve and enhance our existing technology-based products in an attempt to maintain or increase our sales. The long-term success of new or enhanced technology-based products may depend on a number of factors including, but not limited to, the following: anticipating and effectively addressing customer preferences and demand, the success of our sales and marketing efforts, timely and successful development, changes in governmental regulations and the quality of or defects in our products.

The development of our technology-based products is complex and costly, and we typically have multiple technology-based products in development at the same time. Given the complexity, we occasionally have experienced, and could experience in the future, delays in completing the development and introduction of new and enhanced technology-based products. Problems in the design or quality of our products or services may also have an adverse effect on our brand, business, financial condition, and operating results. Unanticipated problems in developing technology-based products could also divert substantial development resources, which may impair our ability to develop new technology-based products and enhancements of such products and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our development efforts, and our business may be adversely affected.

Risks Related to Our Credit Agreement

Our obligations under the Credit Agreement are secured by a first priority security interest in substantially all of our assets. Additionally, all of our subsidiaries agreed to guarantee our obligations under the Credit Agreement. As such, our creditor may enforce its security interests over our assets and/or our subsidiaries which secure the repayment of such obligations, take control of our assets and operations, force us to seek bankruptcy protection, or force us to curtail or abandon our current business plans and operations. If that were to happen, any investment in the Company could become worthless.

Our failure to comply with the covenants in the documents governing our existing and future indebtedness could materially adversely affect our financial condition and liquidity.

In connection with the Credit Agreement, we agreed to comply with certain affirmative and negative covenants and agreed to meet certain financial covenants. The Credit Agreement contains customary indemnification requirements, representations and warranties and customary affirmative and negative covenants applicable to the Loan Parties and their subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness, transactions with affiliates, and dividends and other distributions. In addition, the Credit Agreement contains financial covenants, tested quarterly, that require a Fixed Charge Ratio (as defined in the Credit Agreement) of no less than 1:20:1.00 measured on a trailing twelve-month basis and a Leverage Ratio (as defined in the Credit Agreement) no greater than 2.5:1.0 measured on a trailing twelve-month basis.

Events of default under the Credit Agreement include, but are not limited to the following: our failure to timely make payments due under the Credit Agreement; material misrepresentations or misstatements in any representation or warranty of any of the Loan Parties; failure by the Company or any of its subsidiaries to comply with their covenants under the Credit Agreement and other related agreements, subject in certain cases to rights to cure; certain defaults under other indebtedness of the Loan Parties; insolvency or bankruptcy-related events with respect to Issuer Direct or any of its subsidiaries; if the Credit Agreement or certain related agreements or security interests created by them cease to be in full force and effect; and the occurrence of a change in control, each as discussed in greater detail in the Credit Agreement, and subject to certain cure rights. If any event of default occurs and is continuing under the Credit Agreement, the lenders may terminate their commitments, and may require the Company and its subsidiaries to repay outstanding debt.

A breach of any of the covenants of the Credit Agreement or any future agreements, if uncured or unwaived, could lead to an event of default under any such document, which in some circumstances could give our creditors the right to demand that we accelerate repayment of amounts due and/or enforce their security interests over substantially all of our assets. This would likely in turn trigger cross-acceleration or cross-default rights in other documents governing our indebtedness. Therefore, in the event of any such breach, we may need to seek covenant waivers or amendments from our creditors or seek alternative or additional sources of financing, and we may not be able to obtain any such waivers or amendments or alternative or additional financing on acceptable terms, if at all. In addition, any covenant breach or event of default could harm our credit rating and our ability to obtain additional financing on acceptable terms. The occurrence of any of these events could have a material adverse effect on our financial condition and liquidity and/or cause our lenders to enforce their security interests which could ultimately result in the foreclosure of our assets, which would have a material adverse effect on our operations and the value of our securities.

Risks Related to Our Common Stock; Liquidity Risks

The price of our common stock may fluctuate significantly, which could lead to losses for stockholders.

The stock prices of smaller public companies can experience extreme price and volume fluctuations. These fluctuations often have been unrelated or out of proportion to the operating performance of such companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Any negative change in the public's perception of our prospects or companies in our market could also depress our stock price, regardless of our actual results. Factors affecting the trading price of our common stock may include:

- variations in operating results;

- announcements of strategic alliances or significant agreements by the Company or by competitors;

- recruitment or departure of key personnel;

- litigation, legislation, regulation of all or part of our business; and

- changes in the estimates of operating results or changes in recommendations by any securities analyst that elect to follow our common stock.

If securities or industry analysts issue an adverse opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendation regarding our common stock, or provide more favorable relative recommendations about our competitors, the trading price of our common stock could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price of our common stock or trading volume to decline.

The market price of our common stock may be adversely affected by market conditions affecting the stock markets in general, including price and trading fluctuations on the NYSE American.

Market conditions may result in volatility in the level of, and fluctuations in, market prices of stocks generally and, in turn, our common stock and sales of substantial amounts of our common stock in the market, in each case being unrelated or disproportionate to changes in our operating performance. A weak global economy could also contribute to extreme volatility of the markets, which may have an effect on the market price of our common stock.

There can be no assurances that dividends will be paid in the future.

We paid dividends in 2012, part of 2013 and from the fourth quarter of 2015 through the third quarter of 2018. In the fourth quarter of 2018, we announced that we would no longer be declaring quarterly dividends for the foreseeable future in order to invest such money in our business. The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition, capital requirements and other factors. There can be no assurances that dividends will be paid in the future in the form of either cash or stock.

Our Board of Directors has the ability without stockholder approval to issue shares of preferred stock with terms detrimental to the holders of our common stock.

We currently have authorized but unissued "blank check" preferred stock. Without the vote of our shareholders, the Board of Directors may issue such preferred stock with both economic and voting rights and preferences senior to those of the holders of our common stock. Any such issuances may negatively impact the ultimate benefits to the holders of our common stock in the event of a liquidation event and may have the effect of preventing a change of control and could dilute the voting power of our common stock and reduce the market price of our common stock.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

Our certificate of incorporation authorizes us to issue up to 20,000,000 shares of common stock. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted, which could result in downward pressure on the price of our common stock. New investors in subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock. In addition, if outstanding stock options are exercised or when outstanding restricted stock units are settled in shares, current shareholders will experience dilution.

We will continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we incur significant legal, accounting, and other expenses that would not be incurred as a private company. For example, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and made some activities more time consuming and costly. Many of these costs recur annually. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results.

A failure to maintain adequate internal controls over our financial and management systems could cause errors in our financial reporting, which could cause a loss of investor confidence and result in a decline in the price of our common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. If we have a material weakness or significant deficiency in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. Effective internal controls are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act on a timely basis could result in us being subject to regulatory action and a loss of investor confidence in the reliability of our financial statements, both of which in turn could cause the market value of our common stock to decline and affect our ability to raise capital.

Because we are a smaller reporting company, our independent registered public accounting firm was not required to and did not perform an audit of our internal control over financial reporting for the fiscal year ended December 31, 2023.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We have implemented processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into the Company's overall risk management systems and processes. The Company regularly assesses the threat landscape and takes a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection, and containment. The Company has other policies and procedures which directly or indirectly relate to cybersecurity, including those related to remote access monitoring, encryption standards, antivirus protection, multifactor authentication, confidential information, and the use of the internet, social media, email, and wireless devices.

Our information technology security professionals who work closely with our Chief Technology Officer ("CTO") who is responsible for the detection and initial assessment of cybersecurity threats and incidents (collectively, "cyber incidents"), whether internal or experienced by significant third-party service providers, using, among other means, third-party software. The team classifies detected cyber incidents based on potential impact to the functionality of the affected systems, possible or known information involved, and recoverability effort. The classification of a cyber incident is designed to allow rapid prioritization, response, and escalation. The CTO and Chief Executive Officer ("CEO") are alerted as to any detected cyber incident that is potentially significant. Incidents are documented for regular internal reporting processes including notations and considerations of related attacks.

The CTO and CEO are required to engage the cybersecurity incident review if a cyber incident has materially affected, or is reasonably likely to materially affect, the Company, including its business strategy, results of operations, or financial condition. The CTO and CEO are responsible for performing a materiality assessment, and overseeing the public disclosure of material cybersecurity matters, as appropriate.

We deploy quarterly cybersecurity training for employees and consider this a critical step in safeguarding the Company's data and assets. The training provides employees and contractors with a baseline understanding of cybersecurity fundamentals to prevent security breaches and safely identify potential threats. The training techniques to strengthen our defensive stance against the increasing number and sophistication of cyberattacks worldwide and includes interactive modules covering various areas, including insider attacks, phishing and email attacks, preventing malware attacks, data protection, data handling, passwords, cloud and internet security, and cybersecurity fundamentals for mobile devices.

Like other major corporations, we are the target of cyber-attacks from time to time. However, risks from previous cybersecurity incidents, have not materially affected, and are not reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition. For additional information about risks related to cybersecurity, see "If we fail to keep our customers' information confidential or if we handle their information improperly, our business and reputation could be significantly and adversely affected" in Item 1A. Risk Factors of this Annual Report.

Cybersecurity Governance

Cybersecurity is a significant part of our risk management processes and an area of focus of our Board of Directors and management. Our CTO is primarily responsible for assessing and managing material risks from cybersecurity threats. Our CTO has six years of cybersecurity experience.

The full Board is responsible for oversight of cybersecurity risk and receives regular reports from the CTO or CEO. Our CTO also present his assessment of material risks from cybersecurity threats to the Board at least annually. If a cyber incident is reported to the Board of Directors, our Incident Response Plan is triggered which involves a number of immediate actions be initiated. The impact, if any, of cyber incidents on internal control over financial reporting is discussed with the full Board.

The independent members of the Board, through the Board's nominating procedures and requirements, considers cyber expertise in vetting nominees for the Board and recommending Board committee appointments, and the Board has determined that one of its independent Board members has cybersecurity expertise.

ITEM 2. PROPERTY.

Our headquarters are located in Raleigh, North Carolina. In October 2019, we began a new lease for 9,766 square feet of office space, which expires December 31, 2027.

As part of our acquisition of VWP in 2019, we assumed a three-year lease in Ft. Lauderdale, Florida, which expired on January 3, 2022 and we did not renew. Additionally, we had an office in Salt Lake City, Utah, which we vacated in 2022. We did not assume any leases associated with the Newswire acquisition. We continue to monitor the needs of our employees both in a remote and on-site basis and make the necessary adjustments to our locations as needed.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may be involved in litigation that arises through the normal course of business. As of the date of this filing, we are neither a party to any litigation nor are we aware of any such threatened or pending litigation that might result in a material adverse effect to our business.

ITEM 4. MINE SAFETY DISCOLSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Holders of Record

As of December 31, 2023, there were approximately 150 registered holders of record of our common stock and 3,815,212 shares outstanding.

Dividends

We did not pay any dividends during the year ended December 31, 2023 and 2022. There can be no assurances that dividends will be paid in the future. The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition, capital requirements and other factors.

COMPARISON OF CUMULATIVE TOTAL RETURN

Performance Comparison Graph

The graph below compares the cumulative 5-Year total return of shareholders of Issuer Direct Corporation's common stock relative to the cumulative total returns of the Russell MicroCap index and a customized peer group of four companies that includes: Innodata Inc, Meltwater Nv, Srax Inc and Q4 Inc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on December 31, 2018 and tracks it through December 31, 2023.

We make no representation to the peer group market caps being similar to that of Issuer Direct, however these peers do represent a fair and accurate list of the companies that Issuer Direct competes with that are in fact public.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Issuer Direct Corporation, the Russell MicroCap Index, and a Peer Group

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2024 Russell Investment Group. All rights reserved.

	12/18	12/19	12/20	12/21	12/22	12/23
Issuer Direct Corporation	100.00	103.00	154.27	259.48	220.62	159.74
Russell MicroCap	100.00	122.43	148.10	176.73	137.93	150.80
Peer Group	100.00	92.01	257.26	310.51	125.08	232.12

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECT FINANCIAL DATA.

Our selected consolidated financial data shown below should be read together with Item7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and respective notes included in Item 8. "Financial Statements and Supplementary Data." The data shown below are not necessarily indicative of results to be expected for any future period.

Summary of Operations for the periods ended December 31, 2023 and 2022 (in 000's).

	Year Ended December 31,	
	2023	**2022**
Statement of Operations		
Revenue	$ 33,378	$ 23,514
Cost of revenues	7,929	5,684
Gross margin	25,449	17,830
Operating costs	22,633	15,161
Operating income	2,816	2,669
Other expense	(1,507)	(11)
Income before taxes	1,309	2,658
Income tax expense	543	724
Net income	$ 766	$ 1,934

Concentrations:

For the years ended December 31, 2023 and 2022, we generated revenues from the following revenue streams as a percentage of total revenue:

	2023	2022
Revenue		
Communications	72.6%	68.5%
Compliance	27.4%	31.5%
Total	100.0%	100.0%

*Percentages***:**

Change expressed as a percentage increase for the years ended December 31, 2023 and 2022 ($ in 000's):

	2023	2022	% change
Revenue			
Communications	$ 24,224	$ 16,115	50.3%
Compliance	9,154	7,399	23.7%
Total	$ 33,378	$ 23,514	41.9%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Except for the historical information contained herein, the matters discussed in this Form 10-K include certain forward-looking statements that involve risks and uncertainties, which are intended to be covered by safe harbors. Those statements include, but are not limited to, all statements regarding our and management's intent, belief and expectations, such as statements concerning our future and our operating and growth strategy. We generally use words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons including our ability to implement our business plan, our ability to raise additional funds and manage consumer acceptance of our products, our ability to broaden our customer base, our ability to maintain a satisfactory relationship with our suppliers and other risks described in our reports filed with the Securities and Exchange Commission, including Item 1A of this Report on Form 10-K. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and our future results, levels of activity, performance or achievements may not meet these expectations. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the Risk Factors section of this report. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this Form 10-K are based on information presently available to our management. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

Results of Operations

The following table presents certain amounts included in our consolidated statements of income, the relative percentage that those amounts represent to revenue, and the change in those amounts from fiscal year 2023 compared to 2022. This information should be read together with the consolidated financial statements and accompanying notes. The financial results presented below for 2023 have been affected by the acquisition of Newswire in November 2022:

Comparison of results of operations for the years ended December 31, 2023 and 2022 (in 000's):

	2023	2022	Percentage of Revenue[1] 2023	Percentage of Revenue[1] 2022
Revenue:				
Communications revenue	$ 24,224	$ 16,115	73%	69%
Compliance revenue	9,154	7,399	27%	31%
Total revenue	33,378	23,514	100%	100%
Cost of revenue:				
Communications cost of revenue	5,801	3,735	24%	23%
Compliance cost of revenue	2,128	1,949	23%	26%
Total cost of revenue	7,929	5,684	24%	24%
Gross Margin:				
Communications gross margin	18,423	12,380	76%	77%
Compliance gross margin	7,026	5,450	77%	74%
Total gross margin	25,449	17,830	76%	76%
Operating Expenses:				
General and administrative	8,935	6,963	27%	30%
Sales and marketing	8,251	5,922	25%	25%
Product development	2,551	1,306	8%	6%
Depreciation and amortization	2,896	970	9%	4%
Total operating expenses	22,633	15,161	68%	64%
Operating income	2,816	2,669	8%	11%
Interest expense, net	(1,116)	(11)	(3)%	0%
Other expense	(391)	—	(1)%	0%
Income before income taxes	1,309	2,658	4%	11%
Income tax provision	543	724	2%	3%
Net income	$ 766	$ 1,934	2%	8%

(1) Percentage of revenue is calculated as the relevant revenue, expense, income amount divided by total revenue, except for communications and compliance cost of revenue and communications and compliance gross margin, which are divided by the related component of revenue.

Revenues

Total revenue increased by $9,864,000, or 42%, to $33,378,000 during the year ended December 31, 2023, as compared to $23,514,000 in 2022. The increase is primarily related to revenue attributed to the acquisition of Newswire on November 1, 2022 and an increase in Compliance revenue.

Communications revenue increased $8,109,000, or 50%, to $24,224,000 for the year ended December 31, 2023, as compared to $16,115,000 during 2022. The increase is primarily related to additional revenue from our acquisition of Newswire as noted above, which is all included in Communications revenue. Revenue from our ACCESSWIRE newswire brand increased 10% from the prior year. These increases were partially offset by a decrease in revenue from our events and webcasting business, primarily due to less virtual events, conferences and annual meetings. Communications revenue represented 73% of total revenue during the year compared to 69% in the prior year.

Compliance revenue increased $1,755,000, or 24%, to $9,154,000 for the year ended December 31, 2023, as compared to $7,399,000 during 2022. The increase is primarily related to an increase in revenue from our print and proxy fulfillment services due to a few significant transactions which occurred during the year, as well as an increase in revenue from our transfer agent services due to an increase in corporate actions and directives during the year.

Deferred Revenue

As of December 31, 2023, our deferred revenue balance was $5,412,000, which we expect to recognize over the next twelve months, compared to $5,405,000 as of December 31, 2022. Deferred revenue primarily consists of advance billings for packages of our news distribution products as well as advance billings for subscriptions of our cloud-based products and annual service contracts.

Cost of Revenues

Communications cost of revenues consists primarily of direct labor costs, newswire distribution costs, teleconferencing costs and third-party licensing costs. Compliance cost of revenues consists primarily of direct labor costs, warehousing, logistics, print production materials, postage, and amortization of capitalized software costs related to our disclosure software. Cost of revenues increased by $2,245,000, or 39%, during the year ended December 31, 2023, as compared to the same period of 2022. Overall gross margin increased $7,619,000, or 43%, during the year ended December 31, 2023, compared to 2022. The increase in cost of revenues and gross margin were primarily the result of the acquisition of Newswire in November 2022. Overall gross margin percentage remained flat at 76% during the year ended December 31, 2023, as compared to the prior year.

Cost of revenues associated with Communications revenues increased $2,066,000, or 55%, as compared to the prior year primarily due to an increase in costs associated with operating the Newswire business as well as an increase in distribution costs associated with ACCESSWIRE as we continue to expand our distribution. Gross margin percentage associated with our Communications revenues was 76% for the year ended December 31, 2023, compared to 77% for 2022.

Cost of revenues associated with our Compliance revenues increased $179,000, or 9%, as compared to the prior year. The increase in Compliance cost of revenues is primarily the result of an increase in print and postage costs associated with the increase in revenues from print and proxy fulfillment services. Gross margin percentage from our Compliance business was 77% for the year ended December 31, 2023, compared to 74% for 2022.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, stock-based compensation, insurance, fees for professional services, general corporate expenses (including bad debt expense) and facility and equipment expenses. General and administrative expenses were $8,935,000 for the year ended December 31, 2023, an increase of $1,972,000 or 28%, as compared to the prior year. The increase is primarily driven by additional expenses associated with costs to operate Newswire, employee-related costs, stock compensation expense, one-time transaction costs and bad debt expense, partially offset by a reduction in executive recruiting fees.

As a percentage of revenue, General and administrative expenses were 27% for the year ended December 31, 2023, as compared to 30% for 2022.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, stock-based compensation, sales commissions, advertising expenses and other marketing expenses. Sales and marketing expenses were $8,251,000 for the year ended December 31, 2022, an increase of $2,329,000, or 39%, as compared to $5,922,000 in the prior year. This increase is primarily due to incremental costs associated with operating the Newswire business.

As a percentage of revenue, sales and marketing expenses were 25% for both the year ended December 31, 2023 and 2022.

Product Development Expenses

Product development expenses consist primarily of salaries, stock-based compensation, bonuses and licenses to develop new products and technology to complement and/or enhance tour platform. Product development expenses increased $1,245,000, or 95%, to $2,551,000 during the year ended December 31, 2023, as compared to $1,306,000 in 2022. This increase is directly attributed to incremental costs associated with operating the Newswire business as well as hiring our new Chief Technology Officer. During the year ended December 31, 2023, we capitalized $478,000 of costs related to the development of our new artificial intelligence and media database products. No costs were capitalized during the year ended December 31, 2022.

As a percentage of revenue, product development expenses increased to 8% for the year ended December 31, 2023, as compared to 6% for 2022.

Depreciation and Amortization Expenses

During the year ended December 31, 2023, depreciation and amortization expenses increased by $1,926,000 or 199%, to $2,896,000, as compared to $970,000 during 2022. The increase is due to additional amortization of intangible assets related to the Newswire acquisition.

Interest Expense, net

We recognized interest expense of $1,284,000 during the year ended December 31, 2023, related to our new, long-term credit agreement, interest rate swap agreement, as well as our settled $22,000,000 note payable associated with the acquisition of Newswire "Seller Note". Interest expense, net was partially offset by interest income of $168,000 for the year ended December 31, 2023, from deposit and money market accounts. Interest expense, net for the year ended December 31, 2022, represents accrued interest associated with the Seller note offset by interest income associated with deposit and money market accounts.

Other expense

Other expense represents $370,000 paid to extinguish the Seller Note as well as a loss on the change in fair value of our interest rate swap agreement. There was no other expense during the year ended December 31, 2022.

Income Taxes

We recorded income tax expense of $543,000 during the year ended December 31, 2023, compared to $724,000 during the year ended December 31, 2022. The difference in our effective tax rate of 41.5% and the statutory rate of 21% is primarily attributable to state income taxes, the impact of stock-based compensation as well as additional tax expense associated with the purchase accounting related to the acquisition of Newswire.

For the year ended December 31, 2022, the difference between our effective tax rate of 27% and the federal statutory rate of 21% was primarily attributable to state income taxes, foreign taxes and the impact of stock-based compensation.

Liquidity and Capital Resources

As of December 31, 2023, we had $5,714,000 in cash and cash equivalents and $4,368,000 in net accounts receivable. Current liabilities as of December 31, 2023, totaled $12,650,000 including the current portion of our long-term debt, accounts payable, deferred revenue, accrued payroll liabilities, income taxes payable, current portion of lease liabilities and other accrued expenses. As of December 31, 2023, our current liabilities exceeded our current assets by $1,146,000.

On March 20, 2023 (the "Closing Date"), the Company entered into a $25 million credit agreement (the "Credit Agreement") with Pinnacle Bank ("Pinnacle"). The Credit Agreement provides for the following: (i) term loan facility in an aggregate principal amount of $20 million (the "Term Loan"), and (ii) revolving letter of credit in an up to aggregate principal amount of $5 million (the "Revolving LOC"), subject to an 85% limit based on the current eligible accounts receivable (as defined in the Credit Agreement).

Pursuant to the terms of the Credit Agreement, the per annum interest rate of the Term Loan is variable based on the one-month secured overnight financing rate ("SOFR") plus 2.35%, subject to a minimum SOFR of 2.00%. However, the Term Loan issued on the Closing Date has a per annum interest rate of 6.217%, which was fixed with respect to the entire principal amount as a result of an interest rate swap agreement entered into between the Company and Pinnacle on the Closing Date in accordance with the terms of the Credit Agreement.

The Company began making monthly interest-only payments on the Term Loan on April 1, 2023. Beginning on January 1, 2024, the Company will make monthly principal payments of $333,333 plus interest payments on the Term Loan until the maturity date of December 28, 2028.

The proceeds of the Term Loan along with certain cash on hand of the Company were used to repay in its entirety the one-year Secured Promissory Note (the "Secured Note") issued to Lead Capital, LLC in connection with the Company's November 1, 2022 acquisition of iNewswire.com LLC for a lump sum payment of $22,880,000. In order to settle the Secured Note on March 20, 2023, the Company paid $370,000 to the Seller, with the Seller agreeing to forgive $440,000 of interest which would have otherwise been due. The $370,000 payment is recorded in Other expense, net on the Consolidated statements of operations.

The Company currently has no plans to utilize the Revolving LOC but may do so in the future. If the Company does utilize any funds under the Revolving LOC, the funds will bear interest at a per annum rate equal to the then current SOFR plus 2.05%. Pinnacle's commitment to fund under the Revolving LOC terminates on September 1, 2024, unless terminated earlier pursuant to the terms of the Credit Agreement. The Company terminated its $3,000,000 unsecured line of credit with Fifth Third Bank immediately prior to the Closing Date. As of December 31, 2023, there was no outstanding balance under the Revolving LOC and the interest rate was 7.39%.

The Credit Agreement contains the following financial covenants, which commenced with fiscal quarter ended June 30, 2023: a fixed charge coverage ratio of no less than 1.20:1.00 and a leverage ratio requiring that, for each fiscal quarter of the Company ending after June 30, 2023 through September 30, 2023, the leverage ratio shall not exceed 2.75:1.00 and for each fiscal quarter of the Company ending after December 31, 2023, the leverage ratio shall not exceed 2.50:1.00. All covenants were successfully achieved as of December 31, 2023.

The Credit Agreement also contains customary affirmative covenants for a transaction of this nature, including among other things, covenants relating to: maintenance of adequate financial and accounting books and records, delivery of financial statements and other information, preservation of existence of the Company and subsidiaries, payment of taxes and claims, compliance with laws, maintenance of insurance, foreign qualification, use of proceeds, cash management system, maintenance of properties, and conduct of business.

The Credit Agreement also contains customary negative covenants for a transaction of this nature, including, among other things, covenants relating to debt, liens, investments, negative pledges, dividends and other debt payments, restriction on fundamental changes, sale of assets, transactions with affiliates, restrictive agreements, and changes in fiscal year.

The Credit Agreement also contains various Events of Default (subject to certain grace periods, to the extent applicable), including among other things, Events of Default for the nonpayment of principal, interest or fees; breach of certain covenants; inaccuracy of the representations or warranties in any material respect; bankruptcy or insolvency; dissolution or change of control; certain unsatisfied judgments; defaults under material agreements; certain unfunded liabilities under employee benefit plans; certain unsatisfied judgments; certain ERISA violations; and the invalidity or unenforceability of the Credit Agreement. If an Event of Default occurs, the Company may be required to repay all amounts outstanding under the Credit Agreement. The Term Loan and any advances under the Revolving LOC are secured by a first priority lien and security interest to the benefit of Pinnacle in the Event of Default on all of the Company's current or future assets and each of the Guarantor's current or future assets.

Disclosure about Off-Balance Sheet Arrangements

We do not have any transactions, agreements or other contractual arrangements that constitute off-balance sheet arrangements.

Non-GAAP Measures

Management believes that certain non-GAAP measures, such as non-GAAP free cash flow, non-GAAP adjusted free cash flow, non-GAAP adjusted EBITDA ("adjusted EBITDA"), and non-GAAP adjusted net income ("adjusted net income") provide useful information about our operating results and enhance the overall ability to assess our financial performance. We use these measures, together with other measures of performance prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), to compare the relative performance of operations in planning, budgeting, and reviewing the performance of our business. Adjusted EBITDA and adjusted net income allow investors to make a more meaningful comparison between our core business operating results over different periods of time. We believe that adjusted EBITDA and adjusted net income, when viewed with our results under US GAAP and the accompanying reconciliations, provide useful information about our business without regard to potential distortions. By eliminating potential differences in results of operations between periods caused by factors such as acquisition-related expenses and other items as described below, we believe adjusted EBITDA and adjusted net income can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated.

Management uses free cash flow, which is defined as net cash flows provided by operating activities less payments for purchases of fixed assets and capitalized software, in reviewing the financial performance and cash generation by our various business groups and evaluating cash levels. We believe free cash flow is a useful measure for investors because it portrays our ability to grow organically and generate cash from our businesses for purposes such as paying interest on our indebtedness, repaying debt, funding business acquisitions, investing in product development, re-purchasing our common stock, and paying dividends, if it is determined we do so in the future. In addition, securities analysts, investors, and others frequently use free cash flow in their evaluation of companies. Adjusted free cash flow represents a further non-GAAP adjustment to free cash flow to exclude the effect of cash paid for acquisition and integration related activities and unusual or non-recurring transactions. Management believes that by excluding these infrequent or unusual items from free cash flow, it better portrays our ability to generate cash, as such items are not indicative of the Company's operating performance for the period.

The uses of these non-GAAP financial measures are not intended to be considered in isolation of, or as substitute for, the financial information prepared and presented in accordance with US GAAP. Free cash flow and adjusted free cash flow do not necessarily represent funds available for discretionary use and are not necessarily a measure of our ability to fund our cash needs. Our calculation of free cash flow and adjusted free cash flow may differ from similarly titled measures used by other companies, limiting their usefulness as a comparative measure. Free cash flow and adjusted free cash flow are non-GAAP financial measures.

For the years ended December 31, 2023 and 2022, free cash flow and adjusted free cash flow were as follows:

	Year Ended December 31,	
	2023	2022
Net cash provided by operating activities (US GAAP)	$ 3,060	$ 4,019
Payments for purchase of fixed assets and capitalized software	(503)	(66)
Free cash flow (Non-GAAP)	2,557	3,953
Cash paid for acquisition and integration related items[1]	373	1,060
Cash paid for other unusual items[2]	395	109
Adjusted free cash flow (Non-GAAP)	$ 3,325	$ 5,122

(1) For the year ended December 31, 2023, this adjustment gives effect to one-time corporate projects, including acquisition and/or integration related expenses, paid during the period. For the year ended December 31, 2022, this adjustment relates to payments for representation and warranty insurance of $500,000, payments of $325,000 related to Newswire opening balance sheet costs that were not recouped until Q1 2023 and payments for one-time corporate projects, including acquisition and integration expenses, of $235,000.

(2) For the year ended December 31, 2023, this adjustment gives effect to a one-time payment of $370,000 related to the early payment of the Seller Note. For the year ended December 31, 2022, this adjustment relates to $49,000 of termination benefits and $60,000 paid for executive recruiting expenses during the period.

Adjusted EBITDA and adjusted net income are non-GAAP financial measures and should not be considered as a substitute for analysis of our results as reported under US GAAP. These measures are defined differently by different companies, and accordingly, such measures may not be comparable to similarly titled measures of other companies, and have important limitations as an analytical tool.

A reconciliation of net income to adjusted EBITDA for the years ended December 31, 2023 and 2022 is presented in the following table (in 000's):

	Year Ended December 31,	
	2023	2022
	Amount	Amount
Net income:	$ 766	$ 1,934
Adjustments:		
Depreciation and amortization	2,956	1,033
Interest expense, net	1,116	11
Income tax expense	543	724
EBITDA	5,381	3,702
Acquisition and/or integration costs[1]	546	263
Other non-recurring expenses[2]	436	139
Stock-based compensation expense[3]	1,365	763
Adjusted EBITDA:	$ 7,728	$ 4,867

(1) This adjustment gives effect to one-time corporate projects, including acquisition and integration related expenses, incurred during the periods.

(2) For the year ended December 31, 2023, this adjustment gives effect to a $370,000 payment related to the early extinguishment of our Seller Note, one-time non-recurring expenses of $45,000 and a loss on the change in fair value of our interest rate swap of $21,000. For the year ended December 31, 2022, this adjustment gives effect to a one-time executive recruiting fee of $90,000 and termination benefits of $49,000.

(3) The adjustments represent stock-based compensation expense related to awards of stock options, restricted stock units, or common stock in exchange for services. Although we expect to continue to award stock in exchange for services, the amount of stock-based compensation is excluded as it is subject to change as a result of one-time or non-recurring projects.

A reconciliation of net income to adjusted net income for the years ended December 31, 2023 and 2022 is presented in the following table (in 000's):

| | Year Ended December 31, | | | |
| | 2023 | | 2022 | |
	Amount	Per diluted share	Amount	Per diluted share
Net income:..	$ 766	$ 0.20	$ 1,934	$ 0.52
Adjustments:				
Amortization of intangible assets[1]............................	2,741	0.72	816	0.22
Stock-based compensation expense[2]..........................	1,365	0.35	763	0.20
Other unusual items[3]	982	0.26	402	0.11
Tax impact of adjustments[4].....................................	(1,068)	(0.28)	(416)	(0.11)
Impact of discrete items impacting income tax expense[5].............	103	0.03	49	0.01
Non-GAAP net income:...	$ 4,889	$ 1.28	$ 3,548	$ 0.95
Weighted average number of common shares outstanding – diluted	3,816		3,740	

(1) The adjustments represent the amortization of intangible assets related to acquired assets and companies.
(2) The adjustments represent stock-based compensation expense related to awards of stock options, restricted stock units, or common stock in exchange for services. Although we expect to continue to award stock in exchange for services, the amount of stock-based compensation is excluded as it is subject to change as a result of one-time or non-recurring projects.
(3) For the year ended December 31, 2023, this adjustment gives effect to one-time corporate projects, including acquisition and/or integration related expenses incurred during the period of $546,000 and a $370,000 payment related to the early extinguishment of our Seller Note, $45,000 of one-time, non-recurring expenses as well as a loss on the change in fair value of our interest rate swap of $21,000. For the year ended December 31, 2022, this adjustment gives effect to one-time corporate projects, including acquisition and integration related expenses, incurred during the period of $263,000, one-time executive recruiting fee of $90,000 and termination benefits paid of $49,000.
(4) This adjustment gives effect to the tax impact of all non-GAAP adjustments at the current Federal tax rate of 21%.
(5) This adjustment eliminates discrete items impacting income tax expense. For the year ended December 31, 2022, the discrete items relate to a return to provision adjustment as well as additional tax expense resulting from stock-based compensation recorded in income tax for the period.

Outlook

The following statements are forward looking and are subject to factors that could cause actual results to differ materially from those suggested here, including, without limitation, demand for and acceptance of our services, new developments, competition and general economic or market conditions, particularly in the domestic and international capital markets. Refer also to the Cautionary Statement Concerning Forward Looking Statements included in this report.

Market factors like the current military conflicts in Ukraine and Israel, instability in global energy markets, global inflation and the increase of interest rates have contributed to significant global economic uncertainty, disrupted global trade and supply chains, adversely impacted many industries, and contributed to significant volatility in financial markets. Overall, despite many uncertainties in the market regarding the economic outlook, the demand for our platforms and services continues to be stable in a majority of the markets we serve. The success of our Communications offering has been led by our ACCESSWIRE branded newswire, which is now complemented by the Newswire business, and we believe we will continue to see stable to increased demand for our combined newswire business throughout 2024 and beyond.

We believe the transition to a platform subscription model has been and will continue to be key for our long-term sustainable growth. We will also continue to focus on the following key strategic initiatives during 2024:

- Expanding our Communications products and adapting to this changing industry,
- Evaluating and completing acquisitions in areas of strategic focus,
- Expanding our Communications sales and marketing teams and digital marketing strategy,
- Expanding customer base,
- Expanding our newswire distribution,
- Investing in technology advancements and upgrades,
- Generating profitable sustainable growth
- Generating cash flows from operations.

We believe there is demand for our products around the world, led by our ACCESSWIRE and Newswire brands, as companies seek to find better platforms and tools to disseminate and communicate their messages in a more efficient and collaborative way.

We have invested and will continue to invest in our product sets, platforms and intellectual property development via internal development and acquisitions. Acquisitions remain a core part of our strategy and we believe acquisitions are key to enhancing our overall offerings in the market and are necessary to keep our competitive advantages and facilitate the next round of growth that management believes it can achieve. If we are successful in this effort, we believe we can further increase our market share as we move forward.

Critical Accounting Policies and Estimates

The consolidated financial statements include the accounts of the Company and our wholly owned subsidiaries. Significant intercompany accounts and transactions are eliminated in consolidation.

Revenue Recognition

Substantially all the Company's revenue comes from contracts with customers for subscriptions to its cloud-based products or contracts for Communications and Compliance products and services. Customers consist of public corporate issuers and professional firms, such as investor and public relations firms. In the case of news distribution and webcasting offerings, customers also include private companies. The Company accounts for a contract with a customer when there is an enforceable contract between the Company and the customer, the rights of the parties are identified, the contract has economic substance, and collectability of the contract consideration is probable. The Company's revenues are measured based on consideration specified in the contract with each customer.

The Company's contracts include either a subscription to its entire platform, certain modules within the platform or to its Press Release Optimizer Plan ("PRO"), or an agreement to perform services, or any combination thereof, and often contain multiple subscriptions and services. For these bundled contracts, the Company accounts for individual subscriptions and services as separate performance obligations if they are distinct, which is when a product or service is separately identifiable from other items in the bundled package, and a customer can benefit from it on its own or with other resources that are readily available to the customer. The Company separates revenue from its contracts into two revenue streams: i) Communications and ii) Compliance. Performance obligations of Communications contracts include providing subscriptions to certain modules or our entire Communications platform, distributing press releases on a per release basis or conducting webcasts, virtual annual meetings, or other events on a per event basis. PRO subscription contracts contain two performance obligations of which the first is a series of distinct services that include, but are not limited to, developing specific media plans, and creating content to be distributed and the second performance obligation being access to the PRO platform along with distribution of press releases, ongoing support, and assessment of performance as a stand-ready obligation. Performance obligations of Compliance contracts include providing subscriptions to certain Compliance modules or other stand-ready obligations to deliver services and annual report printing and distribution. Additionally, services are provided on a per project basis. Set up fees for disclosure services are considered a separate performance obligation and are satisfied upfront. Set up fees for the transfer agent module and investor relations content management module are immaterial. The Company's subscription and service contracts are generally for one year, with automatic renewal clauses included in the contract until the contract is cancelled. The contracts do not contain any rights of returns, guarantees, or warranties. Since contracts are generally for one year, all the revenue is expected to be recognized within one year from the contract start date. As such, the Company has elected the optional exemption that allows the Company not to disclose the transaction price allocated to performance obligations that are unsatisfied or partially satisfied at the end of each reporting period.

The Company recognizes revenue for subscriptions evenly over the contract period, upon distribution for per release contracts and upon event completion for webcasting and virtual annual meeting events. For service contracts that include stand ready obligations, revenue is recognized evenly over the contract period. For all other services delivered on a per project or event basis, the revenue is recognized at the completion of the event. The Company believes recognizing revenue for subscriptions and stand ready obligations using a time-based measure of progress, best reflects the Company's performance in satisfying the obligations.

For bundled contracts, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells the subscription or service. If a standalone selling price is not directly observable, the Company uses the residual method to allocate any remaining price to that subscription or service. The Company reviews standalone selling prices, at least annually, and updates these estimates if necessary.

Accounts Receivable and Allowance for Credit Losses

The Company adopted Financial Accounting Standards Codification ("ASC") Topic 326, Financial Statements – Credit Losses ("Topic 326") with an adoption date of January 1, 2023. As a result, the Company changed its accounting policy for its allowance for credit losses using an expected losses model rather than using incurred losses. The new model is based on the credit losses expected to arise over the life of the asset based on the Company's expectations as of the balances sheet date through analyzing historical customer data as well as taking into consideration current economic trends. The Company adopted Topic 326 and determined it did not have a material financial impact. The Company generally writes-off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues its collection.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. For any uncertain tax positions, the Company recognizes the impact of a tax position, only if it is more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's policy regarding the classification of interest and penalties is to classify them as income tax expense in the financial statements, if applicable.

Capitalized Software

Costs incurred to develop the Company's cloud-based platform products are capitalized when the preliminary project phase is complete, management commits to fund the project and it is probable the project will be completed and used for its intended purposes. Once the software is substantially complete and ready for its intended use, the software is amortized over its estimated useful life, which is typically four years. Costs related to design or maintenance of the software are expensed as incurred.

Impairment of Long-lived Assets

In accordance with the authoritative guidance for accounting for long-lived assets, assets such as property and equipment, trademarks, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset group exceeds fair value of the asset group.

Business Combinations, Goodwill, and Intangible Assets

The authoritative guidance for business combinations specifies the criteria for recognizing and reporting intangible assets apart from goodwill. The Company records the assets acquired and liabilities assumed in business combinations at their respective fair values at the date of acquisition, with any excess purchase price recorded as goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Intangible assets consist of client relationships, customer lists, distribution partner relationships, software, technology, non-compete agreements and trademarks that are initially measured at fair value. At the time of the business combination, trademarks may be considered an indefinite-lived asset and, as such, are not amortized as there may be no foreseeable limit to cash flows generated from them. For the Newswire acquisition (see Note 4), the Company determined the trademarks acquired were considered a definite lived asset which will be amortized over a period of 15 years. The goodwill and intangible assets are assessed annually for impairment, or whenever conditions indicate the asset may be impaired, and any such impairment will be recognized in the period identified. The client relationships (5-10 years), customer lists (3 years), distribution partner relationships (10 years), non-compete agreements (5 years) and software and technology (3-7 years) are amortized over their estimated useful lives.

Lease Accounting

The Company determines if an arrangement is a lease at inception. Operating lease agreements are primarily for office space and are included within lease right-of-use ("ROU") assets and lease liabilities on the consolidated balance sheet.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Variable lease payments consist of non-lease services related to the lease and payments under operating leases classified as short-term. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of the leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets include any lease payments due and exclude lease incentives. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not believe that we face material market risk with respect to our cash or cash equivalents, which totaled $5,714,000 and $4,832,000 at December 31, 2023 and 2022, respectively. We did not hold any marketable securities as of December 31, 2023 or 2022.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required by this Item 8 are set forth in Item 15 of this Annual Report. All information which has been omitted is either inapplicable or not required.

Our balance sheets as of December 31, 2023, and 2022, and the related statements of income, comprehensive income, stockholders' equity and cash flows for the two years ended December 31, 2023 and 2022, together with the independent registered public accountants' reports thereon appear beginning on Page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Management's Annual Report Regarding Internal Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes, in accordance with generally accepted accounting principles. The effectiveness of any system of internal control over financial reporting is subject to inherent limitations and therefore, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that the controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of our management, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") were effective as of December 31, 2023, to ensure that information required to be disclosed in reports that are filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Inherent Limitations over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations ("COSO") updated Internal Control—Integrated Framework (2013). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

There were no changes in our internal controls that could materially affect the disclosure controls and procedures subsequent to the date of their evaluation, nor were there any material deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken.

ITEM 9B. OTHER INFORMATION.

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is set forth under the headings "Directors, Executive Officers and Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2024 Proxy Statement to be filed with the U.S. Securities and Exchange Commission ("SEC") within 120 days after December 31, 2023, in connection with the solicitation of proxies for the Company's 2024 annual meeting of shareholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is set forth under the heading "Executive Compensation" and under the subheadings "Board Oversight of Risk Management," "Compensation of Directors," "Director Compensation-2023" and "Compensation Committee Interlocks and Insider Participation" under the heading "Directors, Executive Officers and Corporate Governance" in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is set forth under the heading "Review, Approval or Ratification of Transactions with Related Persons" and under the subheading "Board Committees" under the heading "Directors, Executive Officers and Corporate Governance" in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is set forth under the subheadings "Fees Paid to Auditors" and "Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm" under the proposal "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 and is incorporated herein by reference.

ITEM 15. EXHIBITS.

(a) Financial Statements

The financial statements listed in the accompanying index (page F-1) to the financial statements are filed as part of this Annual Report on Form 10-K.

(b) Exhibits

Exhibit Number	Exhibit Description
3.1	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Form S-3 filed on May 10, 2017)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on April 6, 2022)
10.1	2014 Equity Incentive Plan (incorporated by reference to Annex A to the Schedule 14A filed on April 2, 2014)
10.2	Executive Employment Agreement dated April 30, 2015 with Brian R. Balbirnie (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on May 5, 2014)
10.3	First Amendment to 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on June 13, 2016
10.4	Second Amendment to 2014 Equity Incentive Plan (incorporated by reference to Exhibit A to the Definitive Proxy Statement filed on April 28, 2020)
10.5	First Amendment to Executive Employment Agreement dated May 4, 2017 with Brian R. Balbirnie (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on May 5, 2017)
10.6	Stock Purchase Agreement dated October 2, 2017 with Kurtis D. Hughes (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 3, 2017)
10.7	Stock Purchase Agreement dated July 3, 2018 with ACCESSWIRE Canada Ltd. and Fred Gautreau (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on July 5, 2018)
10.8	Stock Repurchase Agreement dated November 28, 2018 with EQS Group AG (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 4, 2018)
10.9	Asset Purchase Agreement dated January 3, 2019 with Onstream Media Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 3, 2019)
10.10	Executive Employment Agreement dated January 12, 2022 with Timothy Pitoniak (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 19, 2022)
10.11	Restricted Stock Unit Award Agreement dated January 24, 2022 with Timothy Pitoniak (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on January 19, 2022)
10.12	Incentive Stock Option Grant and Agreement dated January 24, 2022 with Timothy Pitoniak (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on January 19, 2022)
10.13	Indemnification Agreement dated January 24, 2022 with Timothy Pitoniak (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on January 19, 2022)
10.14	Membership Interest Purchase Agreement dated November 1, 2022 with Lead Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 3, 2022)
10.15	Secured Promissory Note date November 1, 2022 issued to Lead Capital, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on November 3, 2022)
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Independent Registered Public Accounting Firm.*
31.1	Rule 13a-14(a) Certification of Principal Executive Officer.*
31.2	Rule 13a-14(a) Certification of Principal Financial Officer.*
32.1	Section 1350 Certification of Principal Executive Officer.*
32.2	Section 1350 Certification of Principal Financial Officer.*
97	Issuer Direct Corporation Policy for the Recovery of Erroneously Awarded Compensation, effective December 1, 2023*

_____

*   Filed herewith

(c) Financial Statement Schedules omitted

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISSUER DIRECT CORPORATION

Date: March 7, 2024   By: /s/ BRIAN R. BALBIRNIE
                                                                                  Brian R. Balbirnie
                                                                                  Chief Executive Officer, Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of the dates set forth below.

Signature	*Date*	*Title*
/s/ Brian R. Balbirnie Brian R. Balbirnie	March 7, 2024	Director, Chief Executive Officer (Principal Executive Officer)
/s/ Timothy Pitoniak Timothy Pitoniak	March 7, 2024	Chief Financial Officer (Principal Financial Officer)
/s/ Michael Nowlan Michael Nowlan	March 7, 2024	Director, Chairman of the Board and Member of the Audit Committee
/s/ J. Patrick Galleher J. Patrick Galleher	March 7, 2024	Director, Chairman of the Compensation Committee
/s/ Graeme Rein Graeme Rein	March 7, 2024	Director, Chairman of the Audit Committee
/s/ Marti Beller Marti Beller	March 7, 2024	Director, Member of the Compensation Committee

INDEX TO FINANCIAL STATEMENTS

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Board of Directors and Stockholders
Issuer Direct Corporation
Raleigh, North Carolina

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Issuer Direct Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from Contracts with Customers
The Company had $33,378,000 in revenue for the year ended December 31, 2023. As disclosed in Note 2 to the consolidated financial statements, the Company's contracts include subscriptions to its cloud-based products or contracts for communications and compliance products and services. The Company's contracts include either a subscription to the entire platform or certain modules within the platform, or an agreement to perform services, or any combination thereof, and often contain multiple subscriptions and services.

Due to the nature of the Company's contracts including multiple performance obligations, management exercises significant judgment in the following areas in determining appropriate revenue recognition:

- Determination of which products and services are considered distinct performance obligations that should be accounted for separately or combined.

- Determination of stand-alone selling prices for each performance obligation.

- Estimation of contract transaction price and allocation of the transaction price to the performance obligations.

- Determination of the pattern of delivery for each distinct performance obligation.

- Determination of which products and services are recognized over time or point in time.

As a result, a high degree of auditor judgment was required in performing audit procedures to evaluate the reasonableness of management's judgments. Changes in these judgments can have a material effect on the amount of revenue recognized on these contracts.

Based on our knowledge of the Company, we determined the nature and extent of procedures to be performed over revenue, including the determination of the revenue streams over which those procedures were performed. Our audit procedures included the following for each revenue stream where procedures were performed:

- Obtained an understanding of the internal controls and processes in place over the Company's revenue recognition processes.

- Analyzed the significant assumptions and estimates made by management as discussed above.

- Selected a sample of revenue transactions and assessed the recorded revenue, analyzed the related contract, tested management's identification of distinct performance obligations, and compared the amounts recognized for consistency with underlying support and documentation.

Collectability of Accounts Receivable

As discussed in Note 2 to the consolidated financial statements, the Company's allowance for credit losses was $1,119,000 as of December 31, 2023. The Company accounts for the allowance for credit losses using an expected losses model, based on credit losses expected to arise over the life of the asset based on the Company's expectations as of the balance sheet date through analyzing historical customer data as well as taking into consideration current economic trends.

Management makes significant judgments when assessing the likelihood of collection of a customer's accounts receivable by considering various factors such as communications from the customer, historical collections, and number of days accounts receivables have been outstanding. As a result, a high degree of auditor judgement was required in performing audit procedures to evaluate the reasonableness of management's judgements.

Our audit procedures included the following:

- Obtained an understanding of the internal controls and processes in place over the Company's allowance for credit losses.

- Analyzed the significant assumptions and estimates made by management as discussed above

- Assessed the recorded accounts receivable balance by selecting a sample of transactions to confirm the outstanding balance as of year-end and analyzed the original invoices that comprised the accounts receivable balance for any non-replies to ensure existence of the receivable as of the balance sheet date.

- Evaluated the reasonableness of management's valuation for allowance for credit losses by performing an independent retrospective review.

/s/ Cherry Bekaert LLP

We have served as the Company's auditor since 2010.

Raleigh, North Carolina
March 7, 2024

ISSUER DIRECT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

		As of December 31,		
		2023		**2022**
ASSETS				
Current assets:				
Cash and cash equivalents	$	5,714	$	4,832
Accounts receivable (net of allowance for credit losses of $1,119 and $745, respectively)		4,368		2,978
Income tax receivable		232		51
Other current assets		1,190		1,559
Total current assets		11,504		9,420
Capitalized software (net of accumulated amortization of $3,424 and $3,364, respectively)		556		138
Fixed assets (net of accumulated depreciation of $765 and $610, respectively)		495		625
Right-of-use asset – leases (See Note 10)		1,022		1,277
Other long-term assets		158		136
Goodwill		21,927		22,498
Intangible assets (net of accumulated amortization of $9,562 and $6,821, respectively)		29,490		32,231
Total assets	$	65,152	$	66,325
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	1,308	$	1,374
Accrued expenses		1,919		2,255
Income taxes payable		11		157
Current portion of long-term debt		4,000		22,000
Deferred revenue		5,412		5,405
Total current liabilities		12,650		31,191
Long-term debt (net of debt discount of $87 and $0, respectively) (see Note 6)		15,913		—
Deferred income tax liability		139		572
Lease liabilities – long-term (See Note 10)		1,009		1,339
Other long-term liabilities		21		—
Total liabilities		29,732		33,102
Stockholders' equity:				
Preferred stock, $0.001 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022, respectively		—		—
Common stock $0.001 par value, 20,000,000 shares authorized, 3,815,212 and 3,791,020 shares issued and outstanding as of December 31, 2023 and 2022, respectively.		4		4
Additional paid-in capital		23,531		22,147
Other accumulated comprehensive loss		(49)		(96)
Retained earnings		11,934		11,168
Total stockholders' equity		35,420		33,223
Total liabilities and stockholders' equity	$	65,152	$	66,325

The accompanying notes are an integral part of these consolidated financial statements.

ISSUER DIRECT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

		Years Ended December 31,		
		2023		**2022**
Revenues	$	33,378	$	23,514
Cost of revenues		7,929		5,684
Gross margin		25,449		17,830
Operating costs and expenses:				
General and administrative		8,935		6,963
Sales and marketing		8,251		5,922
Product development		2,551		1,306
Depreciation and amortization		2,896		970
Total operating costs and expenses		22,633		15,161
Operating income		2,816		2,669
Other income (expense)				
Interest expense, net		(1,116)		(11)
Other expense (See Notes 6 and 7)		(391)		—
Income before income taxes		1,309		2,658
Income tax expense		543		724
Net income	$	766	$	1,934
Income per share – basic	$	0.20	$	0.52
Income per share – diluted	$	0.20	$	0.52
Weighted average number of common shares outstanding – basic		3,802		3,720
Weighted average number of common shares outstanding – diluted		3,816		3,740

The accompanying notes are an integral part of these consolidated financial statements.

ISSUER DIRECT CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Years Ended December 31,		
		2023		**2022**
Net income	$	766	$	1,934
Foreign currency translation adjustment		47		(77)
Comprehensive income	$	813	$	1,857

The accompanying notes are an integral part of these consolidated financial statements.

ISSUER DIRECT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2023 AND 2022
(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance on December 31, 2021	3,793,538	$ 4	$ 22,401	$ (19)	$ 9,234	$ 31,620
Stock-based compensation expense.............	—	—	763	—	—	763
Exercise of stock awards, net of tax	25,265	—	91	—	—	91
Shares issued upon acquisition of Newswire (see Note 4)...	180,181	—	3,892	—	—	3,892
Stock repurchase and retirement (see Note 8)...	(207,964)	—	(5,000)	—	—	(5,000)
Foreign currency translation	—	—	—	(77)	—	(77)
Net income..	—	—	—	—	1,934	1,934
Balance on December 31, 2022	3,791,020	$ 4	$ 22,147	$ (96)	$ 11,168	$ 33,223
Stock-based compensation expense.............	—	—	1,365	—	—	1,365
Exercise of stock awards, net of tax	24,192	—	19	—	—	19
Foreign currency translation	—	—	—	47	—	47
Net income..	—	—	—	—	766	766
Balance on December 31, 2023	3,815,212	$ 4	$ 23,531	$ (49)	$ 11,934	$ 35,420

The accompanying notes are an integral part of these consolidated financial statements.

ISSUER DIRECT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share amounts)

	Years Ended December 31,	
	2023	2022
Cash flows from operating activities		
Net income	$ 766	$ 1,934
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense	743	406
Depreciation and amortization	2,956	1,033
Deferred income taxes	(433)	(278)
Stock-based compensation expense	1,365	763
Amortization of debt issuance costs	13	—
Changes in operating assets and liabilities, net of effect of business acquisition:		
Decrease (increase) in accounts receivable	(1,870)	(9)
Decrease (increase) in other assets	70	(282)
Increase (decrease) in accounts payable	(67)	35
Increase (decrease) in deferred revenue	312	564
Increase (decrease) in accrued expenses and other liabilities	(795)	(147)
Net cash provided by operating activities	3,060	4,019
Cash flows from investing activities		
Purchase of fixed assets	(25)	(66)
Capitalized software	(478)	—
Purchase of acquired business, net of cash received (See note 4)	350	(17,963)
Net cash used in investing activities	(153)	(18,029)
Cash flows from financing activities		
Payment for stock repurchase and retirement (see Note 8)	—	(5,000)
Payment of note payable (see Note 6)	(22,000)	—
Proceeds from issuance of term loan (see Note 6)	19,988	—
Payment for capitalized debt issuance costs	(88)	—
Proceeds from exercise of stock options, net of income taxes	19	91
Net cash used in financing activities	(2,081)	(4,909)
Net change in cash	826	(18,919)
Cash- beginning	4,832	23,852
Currency translation adjustment	56	(101)
Cash- ending	$ 5,714	$ 4,832
Supplemental disclosures:		
Cash paid for income taxes	$ 1,314	$ 954
Cash paid for interest	$ 1,394	$ —
Non-cash activities:		
Issuance of secured promissory note in acquisition of Newswire (see Note 4)	$ —	$ 22,000
Shares issued in acquisition of Newswire (see Note 4)	$ —	$ 3,892

The accompanying notes are an integral part of these consolidated financial statements.

Note 1: Description, Background and Basis of Operations

Nature of Operations

Issuer Direct Corporation (the "Company" or "Issuer Direct") was incorporated in the State of Delaware in October 1988 under the name Docucon Inc. Subsequent to the December 13, 2007 merger with My EDGAR, Inc., the Company changed its name to Issuer Direct Corporation. Today, Issuer Direct is a leading communications company providing solutions for both public relations and investor relations professionals. The Company operates under several brands in the market, including Direct Transfer, Interwest, ACCESSWIRE and Newswire. The Company leverages its securities compliance and regulatory expertise to provide a comprehensive set of services that enhance a customer's ability to communicate effectively with its shareholder base while meeting all reporting regulations required.

Note 2: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions are eliminated in consolidation.

Cash Equivalents

For purposes of the Company's financial statements, the Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Credit Losses

The Company adopted Financial Accounting Standards Codification ("ASC") Topic 326, Financial Statements – Credit Losses ("Topic 326") with an adoption date of January 1, 2023. As a result, the Company changed its accounting policy for its allowance for credit losses using an expected losses model rather than using incurred losses. The new model is based on the credit losses expected to arise over the life of the asset based on the Company's expectations as of the balances sheet date through analyzing historical customer data as well as taking into consideration current economic trends. The Company adopted Topic 326 and determined it did not have a material financial impact. The Company generally writes-off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues its collection.

The following is a summary of the allowance for credit losses during the years ended December 31, 2023 and 2022 (in 000's):

	Year Ended December 31, 2023	Year Ended December 31, 2022
Beginning balance	$ 745	$ 675
Bad debt expense	743	406
Write-offs	(369)	(336)
Ending balance	$ 1,119	$ 745

Concentration of Credit Risk

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivables. The Company places its cash and temporary cash investments with credit quality institutions. Such cash balances are currently in excess of the FDIC insurance limit of $250,000. To reduce its risk associated with the failure of such financial institutions, the Company evaluates the rating of the financial institution in which it holds deposits. As of December 31, 2023, the total amount exceeding such limit was $397,000. The Company also had cash-on-hand of $97,000 in Europe and $1,899,000 in Canada as of December 31, 2023.

The Company believes it did not have any financial instruments that could have potentially subjected us to significant concentrations of credit risk for any relevant period.

Revenue Recognition

Substantially all the Company's revenue comes from contracts with customers for subscriptions to its cloud-based products or contracts for Communications and Compliance products and services. Customers consist of public corporate issuers and professional firms, such as investor and public relations firms. In the case of news distribution and webcasting offerings, customers also include private companies. The Company accounts for a contract with a customer when there is an enforceable contract between the Company and the customer, the rights of the parties are identified, the contract has economic substance, and collectability of the contract consideration is probable. The Company's revenues are measured based on consideration specified in the contract with each customer.

The Company's contracts include either a subscription to its entire platform, certain modules within the platform or to its Press Release Optimizer Plan ("PRO"), or an agreement to perform services, or any combination thereof, and often contain multiple subscriptions and services. For these bundled contracts, the Company accounts for individual subscriptions and services as separate performance obligations if they are distinct, which is when a product or service is separately identifiable from other items in the bundled package, and a customer can benefit from it on its own or with other resources that are readily available to the customer. The Company separates revenue from its contracts into two revenue streams: i) Communications and ii) Compliance. Performance obligations of Communications contracts include providing subscriptions to certain modules or our entire Communications platform, distributing press releases on a per release basis or conducting webcasts, virtual annual meetings, or other events on a per event basis. PRO subscription contracts contain two performance obligations of which the first is a series of distinct services that include, but are not limited to, developing specific media plans, and creating content to be distributed and the second performance obligation being access to the PRO platform along with distribution of press releases, ongoing support, and assessment of performance as a stand-ready obligation. Performance obligations of Compliance contracts include providing subscriptions to certain Compliance modules or other stand-ready obligations to deliver services and annual report printing and distribution. Additionally, services are provided on a per project basis. Set up fees for disclosure services are considered a separate performance obligation and are satisfied upfront. Set up fees for the transfer agent module and investor relations content management module are immaterial. The Company's subscription and service contracts are generally for one year, with automatic renewal clauses included in the contract until the contract is cancelled. The contracts do not contain any rights of returns, guarantees, or warranties. Since contracts are generally for one year, all the revenue is expected to be recognized within one year from the contract start date. As such, the Company has elected the optional exemption that allows the Company not to disclose the transaction price allocated to performance obligations that are unsatisfied or partially satisfied at the end of each reporting period.

The Company recognizes revenue for subscriptions evenly over the contract period, upon distribution for per release contracts and upon event completion for webcasting and virtual annual meeting events. For service contracts that include stand ready obligations, revenue is recognized evenly over the contract period. For all other services delivered on a per project or event basis, the revenue is recognized at the completion of the event. The Company believes recognizing revenue for subscriptions and stand ready obligations using a time-based measure of progress, best reflects the Company's performance in satisfying the obligations.

For bundled contracts, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells the subscription or service. If a standalone selling price is not directly observable, the Company uses the residual method to allocate any remaining price to that subscription or service. The Company reviews standalone selling prices, at least annually, and updates these estimates if necessary.

The Company invoices its customers based on the billing schedules designated in its contracts, typically upfront on either a monthly, quarterly or annual basis or per transaction at the completion of the performance obligation. Deferred revenue for the periods presented was primarily related to press release packages which have been prepaid, however the releases have not yet been disseminated, as well as, subscription and service contracts, which are billed upfront, quarterly, or annually, however the revenue has not yet been recognized. The associated deferred revenue is generally recognized as releases are disseminated for press release packages and ratably over the billing period for subscriptions. Deferred revenue as of December 31, 2023 and December 31, 2022, was $5,412,000 and $5,405,000, respectively, and is expected to be recognized within one year. Revenue recognized for the years ended December 31, 2023 and 2022, which was included in the deferred revenue balance at the beginning of each reporting period, was approximately $5,405,000 and $3,086,000, respectively. Accounts receivable, net of allowance for credit losses, related to contracts with customers was $4,368,000 and $2,978,000 as of December 31, 2023 and 2022, respectively. Since substantially all the contracts have terms of one year or less, the Company has elected to use the practical expedient regarding the existence of a significant financing.

Costs to obtain contracts with customers consist primarily of sales commissions. As of December 31, 2023 and 2022, the Company has capitalized $130,000 and $105,000, respectively, of costs to obtain contracts that are expected to be amortized over more than one year. For contract costs expected to be amortized in less than one year, the Company has elected to use the practical expedient allowing the recognition of incremental costs of obtaining a contract as an expense when incurred. The Company has considered historical renewal rates, expectations of future renewals and economic factors in making these determinations.

Fixed Assets

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. The range of estimated useful lives used to calculate depreciation for principal items of property and equipment are as follow:

Asset Category	Depreciation / Amortization Period
Computer equipment	3 years
Furniture & equipment	3 to 7 years
Leasehold improvements	lesser of 8 years or the lease term

Earnings per Share

Earnings per share accounting guidance requires that basic net income per common share be computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Shares issuable upon the exercise of stock options totaling 72,750 and 44,250 were excluded in the computation of diluted earnings per common share during the years ended December 31, 2023 and 2022, respectively, because their impact was anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the allowance for credit losses and the valuation of goodwill, intangible assets, deferred tax assets, and stock-based compensation. Actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. For any uncertain tax positions, the Company recognizes the impact of a tax position, only if it is more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's policy regarding the classification of interest and penalties is to classify them as income tax expense in the financial statements, if applicable.

Capitalized Software

Costs incurred to develop the Company's cloud-based platform products are capitalized when the preliminary project phase is complete, management commits to fund the project and it is probable the project will be completed and used for its intended purposes. Once the software is substantially complete and ready for its intended use, the software is amortized over its estimated useful life, which is typically four years. Costs related to design or maintenance of the software are expensed as incurred. Capitalized costs and amortization for the years ended December 31, 2023 and 2022, are as follows (in thousands):

	December 31,	
	2023	**2022**
Capitalized software development costs	$ 478	$ —
Amortization included in cost of revenues	60	63

Impairment of Long-lived Assets

In accordance with the authoritative guidance for accounting for long-lived assets, assets such as property and equipment, trademarks, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset group exceeds fair value of the asset group.

Lease Accounting

The Company determines if an arrangement is a lease at inception. Operating lease agreements are primarily for office space and are included within lease right-of-use ("ROU") assets and lease liabilities on the consolidated balance sheet.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Variable lease payments consist of non-lease services related to the lease and payments under operating leases classified as short-term. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of the leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets include any lease payments due and exclude lease incentives. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Fair Value Measurements

Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the hierarchy of levels of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

- Level 1 – Quoted prices are available in active markets for identical assets or liabilities at the reporting date. Generally, this includes debt and equity securities that are traded in an active market. Cash and cash equivalents are quoted at Level 1.

- Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The fair value of the Company's long-term debt and interest rate swap are quoted at Level 2.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

As of December 31, 2023 and 2022, the Company believes the fair value of its financial instruments, such as, accounts receivable, long-term debt, the line of credit, and accounts payable approximate their carrying amounts.

Stock-based Compensation

The authoritative guidance for stock compensation requires that companies estimate the fair value of share-based payment awards on the date of the grant using an option-pricing model. The associated cost is recognized over the period during which an employee or director is required to provide service in exchange for the award.

Translation of Foreign Financial Statements

The financial statements of the foreign subsidiaries of the Company have been translated into U.S. dollars. All assets and liabilities have been translated at current rates of exchange in effect at the end of the period. Income and expense items have been translated at the average exchange rates for the year or the applicable interim period. The gains or losses that result from this process are recorded as a separate component of other accumulated comprehensive income until the entity is sold or substantially liquidated.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income related to changes in the cumulative foreign currency translation adjustment.

Business Combinations, Goodwill, and Intangible Assets

The authoritative guidance for business combinations specifies the criteria for recognizing and reporting intangible assets apart from goodwill. The Company records the assets acquired and liabilities assumed in business combinations at their respective fair values at the date of acquisition, with any excess purchase price recorded as goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Intangible assets consist of client relationships, customer lists, distribution partner relationships, software, technology, non-compete agreements and trademarks that are initially measured at fair value. At the time of the business combination, trademarks may be considered an indefinite-lived asset and, as such, are not amortized as there may be no foreseeable limit to cash flows generated from them. For the Newswire acquisition (see Note 4), the Company determined the trademarks acquired were considered a definite lived asset which will be amortized over a period of 15 years. The goodwill and intangible assets are assessed annually for impairment, or whenever conditions indicate the asset may be impaired, and any such impairment will be recognized in the period identified. The client relationships (5-10 years), customer lists (3 years), distribution partner relationships (10 years), non-compete agreements (5 years) and software and technology (3-7 years) are amortized over their estimated useful lives.

Advertising

The Company expenses advertising as incurred. During the years ended December 31, 2023 and 2022, advertising expense was $1,690,000 and $591,000, respectively. Most of the increase is due to additional advertising expense resulting from Newswire, which was acquired in November 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had $5,714,000 in cash and cash equivalents and $4,368,000 in net accounts receivable. Current liabilities as of December 31, 2023, totaled $12,650,000 including the current portion of our long-term debt, accounts payable, deferred revenue, accrued payroll liabilities, income taxes payable, current portion of lease liabilities and other accrued expenses.

As of December 31, 2023, our current liabilities exceeded our current assets by $1,146,000. While our current liabilities exceed current assets, we believe we will be able to continue to generate cash as well as benefit from the addition of Newswire operations.

Newly Adopted Accounting Pronouncements

Topic 326 was effective for the Company beginning on January 1, 2023. This update requires a financial asset (or group of financial assets) measured at amortized cost basis, to be presented at the net amount expected to be collected. This allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value of the amount expected to be collected on the financial asset. The Company has evaluated the impact of Topic 326 and has determined it does not have a material financial impact.

Note 3: Fixed Assets

in $000's	December 31,			
	2023		**2022**	
Computer equipment	$	224	$	203
Furniture & equipment		331		327
Leasehold improvements		705		705
Total fixed assets, gross		1,260		1,235
Less: Accumulated depreciation		(765)		(610)
Total fixed assets, net	$	495	$	625

Included in leasehold improvements is $488,000 of tenant improvement allowance associated with a lease signed in March 2019 related to the Company's corporate headquarters. Depreciation expense on fixed assets for the years ended December 31, 2023 and 2022 totaled $155,000 and $154,000, respectively. No disposals were made during the years ended December 31, 2023 and 2022.

Note 4: Acquisition of iNewswire.com LLC

On November 1, 2022, the Company entered into a Membership Interest Purchase Agreement with Lead Capital, LLC, a Delaware limited liability company ("Seller"), whereby the Company purchased all the issued and outstanding membership interests of iNewswire.com LLC, a Delaware limited liability company ("Newswire"). Newswire is a leading media and marketing communications technology company that provides press release distribution, media databases, media monitoring, and newsrooms through its PRO offering, formally Media Advantage Platform.

In connection with the transaction (the "Acquisition"), the Company paid to the Seller aggregate consideration of $43.5 million, consisting of the following: (i) a cash payment of $18.0 million subject to a 60-day escrow to secure the payment of any working capital adjustments or any employee bonus obligations of Newswire, (ii) the issuance of a secured promissory note in the principal amount of $22.0 million (the "Secured Note"), and (iii) the issuance of 180,181 shares of the Company's common stock, par value $0.001, valued at $3.9 million based on the Company's closing stock price of $21.60 on the Closing Date. During the three months ended March 31, 2023, the Seller paid a $350,000 net working capital adjustment to the Company.

The Secured Note was due and payable on November 8, 2023, with an annual interest rate of 6%. The Secured Note allowed for prepayment, however, the 6% interest payment was guaranteed through the Maturity Date even if prepayments were made. On March 20, 2023, the Company paid $370,000 to pay the Secured Note in full, with the Seller agreeing to forgive $440,000 of interest which would have otherwise been due. The $370,000 payment is recorded in Other expense on the Consolidated statements of operations for the year ended December 31, 2023.

The Company has determined that the acquisition of Newswire constitutes a business acquisition as defined by ASC 805, *Business Combinations*. Accordingly, the assets acquired, and the liabilities assumed in the transaction were recorded at their acquisition date estimated fair value, while the transaction costs associated with the acquisition, which totaled $178,000, were expensed as incurred pursuant to the purchase method of accounting in accordance with ASC 805. The Company's preliminary purchase price allocation was based on an evaluation of the appropriate fair values and represents management's best estimate based on available data. Any changes within the measurement period resulting from facts and circumstances that existed as of the acquisition date may result in retrospective adjustments to the provisional amounts recorded at the acquisition date. The Company employed a third-party valuation firm to assist in determining the purchase price allocation of assets and liabilities acquired from Newswire. The income approach was used to determine the value of trademarks/tradename and client relationships. The income approach determines the fair value for the asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a rate of return that reflects the relative risk of achieving the cash flow and the time value of money. Projected cash flows for each asset considered multiple factors, including current revenue from existing customers; analysis of expected revenue and attrition trends; reasonable contract renewal assumptions from the perspective of a marketplace participant; expected profit margins giving consideration to marketplace synergies; and required returns to contributory assets. The relief from royalty method was used to value the technology. This approach applies an industry-based royalty rate to future projected cashflows to express the fair value as the expected after-tax royalty savings of the asset. Fair values are determined based on the requirements of ASC 820, *Fair Measurements and Disclosure*.

During the year ended December 31, 2023, the Company obtained the necessary information to determine contract assets and deferred revenue acquired and as such, completed its allocation of the fair value of the assets and liabilities acquired. The measurement period adjustments below did not have a material impact to the Company's Consolidated statement of operations from November 1, 2022, to December 31, 2023. A summary of the fair value consideration transferred for the Acquisition and the allocation to the fair value of the assets and liabilities of Newswire are as follows (in 000's):

A summary of the fair value consideration transferred for the Acquisition and the preliminary allocation to the fair value of the assets and liabilities of Newswire are as follows (in 000's):

Consideration transferred:

Cash payment	$	18,000
Secured promissory note		22,000
Shares of Issuer Direct common stock based on closing market price prior to the Acquisition		3,892
Net working capital adjustment		(350)
Total consideration transferred	$	43,542

Final allocation of tangible and intangible assets and liabilities:	As Originally Reported		Measurement Period Adjustments		As Adjusted	
Goodwill	$	16,122	$	(571)	$	15,551
Trademarks/Tradename		27,500		—		27,500
Technology		2,520		—		2,520
Customer relationships		580		—		580
Net liabilities assumed		(3,180)		571		(2,609)
Total amount allocated	$	43,542	$	—	$	43,542

Net liabilities assumed:						
Cash	$	37	$	—	$	37
Accounts Receivable		90		253		343
Other Current Assets		14		—		14
Accounts Payable		(645)		—		(645)
Accrued Expenses		(226)		—		(226)
Deferred Revenue		(1,775)		318		(1,457)
Deferred tax liability		(675)		—		(675)
	$	(3,180)	$	571	$	(2,609)

Supplemental pro forma information

The following unaudited supplemental pro forma information summarizes the Company's results of operations for the current reporting period, as if the Company completed the acquisition as of the beginning of the annual reporting period.

Supplemental pro forma information is as follows:

in $000's, except per share amounts

	2023		2022	
Revenues	$	33,378	$	34,194
Net income		766		770
Basic earnings per share		0.20		0.20
Diluted earnings per share	$	0.20	$	0.20

The unaudited pro forma combined financial information is presented for information purposes only and is not intended to represent or be indicative of the combined results of operations or financial position that we would have reported had the acquisitions been completed as of the date and for the periods presented and should not be taken as representative of our consolidated results of operations or financial condition following the acquisition. In addition, the unaudited pro forma combined financial information is not intended to project the future financial position or results of operations of the combined company.

The unaudited pro forma financial information was prepared using the acquisition method of accounting for the acquisition under existing US GAAP. Issuer Direct has been treated as the acquirer.

Note 5: Goodwill and Other Intangible Assets

The components of intangible assets are as follows (in 000's):

| | December 31, 2023 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$ 1,770	$ (1,770)	$ —
Customer relationships	5,180	(3,711)	1,469
Proprietary software	3,799	(1,616)	2,183
Distribution partner relationships	153	(84)	69
Non-compete agreement	69	(69)	—
Trademarks – definite-lived	27,673	(2,312)	25,361
Trademarks – indefinite-lived	408	—	408
Total intangible assets	$ 39,052	$ (9,562)	$ 29,490

| | December 31, 2022 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$ 1,770	$ (1,770)	$ —
Customer relationships	5,180	(3,275)	1,905
Proprietary software	3,799	(1,173)	2,626
Distribution partner relationships	153	(69)	84
Non-compete agreement	69	(55)	14
Trademarks – definite-lived	27,673	(479)	27,194
Trademarks – indefinite-lived	408	—	408
Total intangible assets	$ 39,052	$ (6,821)	$ 32,231

The Company performed its annual assessment for impairment of intangible assets and determined there was no impairment as of and for the years ended December 31, 2023 and 2022.

The amortization of intangible assets is a charge to operating expenses and totaled $2,741,000 and $816,000 in the years ended 2023 and 2022, respectively.

The future amortization of the identifiable intangible assets is as follows (in 000's):

Years Ending December 31:	
2024	$ 2,727
2025	2,628
2026	2,600
2027	2,431
2028	2,201
Thereafter	16,495
Total	$ 29,082

The balance of goodwill was $6,376,000 as of December 31, 2021. During the year ending December 31, 2022, we acquired Newswire, which added $16,122,000 of goodwill based on our preliminary purchase price allocation. During the year ending December 31, 2023, we concluded our purchase price allocation, which resulted in a reduction in goodwill of $571,000. Along with Newswire, the goodwill balance of $21,927,000 is related to the stock acquisitions of Basset Press in July 2007, PIR in 2013, ACCESSWIRE in 2014, Interwest in 2017 and Filing Services Canada, Inc. in 2018 and the assets of the Visual Webcasting Platform in 2019. The Company conducted its annual impairment analyses as of October 1, of 2023 and 2022 and determined that no goodwill was impaired.

Note 6: Credit Agreement

On March 20, 2023 (the "Closing Date"), the Company entered into a $25 million credit agreement (the "Credit Agreement") with Pinnacle Bank ("Pinnacle"). The Credit Agreement provides for the following: (i) term loan facility in an aggregate principal amount of $20 million (the "Term Loan"), and (ii) revolving letter of credit in an up to aggregate principal amount of $5 million (the "Revolving LOC"), subject to an 85% limit based on the current eligible accounts receivable (as defined in the Credit Agreement).

Pursuant to the terms of the Credit Agreement, the per annum interest rate of the Term Loan is variable based on the one-month secured overnight financing rate ("SOFR") plus 2.35%, subject to a minimum SOFR of 2.00%. However, the Term Loan issued on the Closing Date has a per annum interest rate of 6.217%, which was fixed with respect to the entire principal amount as a result of an interest rate swap agreement entered into between the Company and Pinnacle on the Closing Date in accordance with the terms of the Credit Agreement.

The Company began making monthly interest-only payments on the Term Loan on April 1, 2023. Beginning on January 1, 2024, the Company will make monthly principal payments of $333,333 plus interest payments on the Term Loan until the maturity date of December 28, 2028.

The proceeds of the Term Loan along with certain cash on hand of the Company were used to repay in its entirety the one-year Secured Promissory Note (the "Secured Note") issued to Lead Capital, LLC in connection with the Company's November 1, 2022 acquisition of iNewswire.com LLC for a lump sum payment of $22,880,000. In order to settle the Secured Note on March 20, 2023, the Company paid $370,000 to the Seller, with the Seller agreeing to forgive $440,000 of interest which would have otherwise been due. The $370,000 payment is recorded in Other expense on the Consolidated statements of operations.

The Company currently has no plans to utilize the Revolving LOC but may do so in the future. If the Company does utilize any funds under the Revolving LOC, the funds will bear interest at a per annum rate equal to the then current SOFR plus 2.05%. Pinnacle's commitment to fund under the Revolving LOC terminates on September 1, 2024, unless terminated earlier pursuant to the terms of the Credit Agreement. The Company terminated its $3,000,000 unsecured line of credit with Fifth Third Bank immediately prior to the Closing Date. As of December 31, 2023, there was no outstanding balance under the Revolving LOC and the interest rate was 7.39%.

The Credit Agreement contains the following financial covenants, which commenced with fiscal quarter ended June 30, 2023: a fixed charge coverage ratio of no less than 1.20:1.00 and a leverage ratio requiring that, for each fiscal quarter of the Company ending after June 30, 2023 through September 30, 2023, the leverage ratio shall not exceed 2.75:1.00 and for each fiscal quarter of the Company ending after December 31, 2023, the leverage ratio shall not exceed 2.50:1.00. All covenants were successfully achieved as of December 31, 2023.

The Credit Agreement also contains customary affirmative covenants for a transaction of this nature, including among other things, covenants relating to: maintenance of adequate financial and accounting books and records, delivery of financial statements and other information, preservation of existence of the Company and subsidiaries, payment of taxes and claims, compliance with laws, maintenance of insurance, foreign qualification, use of proceeds, cash management system, maintenance of properties, and conduct of business.

The Credit Agreement also contains customary negative covenants for a transaction of this nature, including, among other things, covenants relating to debt, liens, investments, negative pledges, dividends and other debt payments, restriction on fundamental changes, sale of assets, transactions with affiliates, restrictive agreements, and changes in fiscal year.

The Credit Agreement also contains various Events of Default (subject to certain grace periods, to the extent applicable), including among other things, Events of Default for the nonpayment of principal, interest or fees; breach of certain covenants; inaccuracy of the representations or warranties in any material respect; bankruptcy or insolvency; dissolution or change of control; certain unsatisfied judgments; defaults under material agreements; certain unfunded liabilities under employee benefit plans; certain unsatisfied judgments; certain ERISA violations; and the invalidity or unenforceability of the Credit Agreement. If an Event of Default occurs, the Company may be required to repay all amounts outstanding under the Credit Agreement. The Term Loan and any advances under the Revolving LOC are secured by a first priority lien and security interest to the benefit of Pinnacle in the Event of Default on all of the Company's current or future assets and each of the Guarantor's current or future assets.

Note 7: Interest Rate Swap

The Company entered into an interest rate swap agreement to convert its interest rate exposure from variable rate to fixed rate to control cash outflows related to interest on its variable rate debt. The Company has $20,000,000 of notional amount interest rate swap agreement, which amortizes in-line with its long-term credit agreement. Under the swap agreement, the Company pays a fixed rate of interest at 6.217% and receives an average variable rate of SOFR + 2.35% adjusted monthly. As of December 31, 2023, the variable rate was 7.69%.

The carrying amount for the Company's derivative financial instrument is the estimated fair value of the financial instrument. The Company's derivative is not exchange listed and therefore the fair value is estimated under a mark-to-market approach using an analytics model that is a readily observable market input. This model reflects the contractual terms of the derivative, such as notional value and expiration date, as well as market-based observables including interest rates, yield curves, and the credit quality of the counterparty. The model also incorporates the Company's creditworthiness in order to appropriately reflect non-performance risk. Inputs to the derivative pricing model are generally observable and do not contain a high level of subjectivity, and accordingly, the Company's derivative is classified within Level 2 of the fair value hierarchy. While the Company believes its estimate results in a reasonable reflection of the fair value of the instrument, the estimated value may not be representative of actual value that could have been realized or that will be realized in the near future.

In accounting for the interest rate swap, the Company has determined it does not qualify for hedge accounting. The fair value of the swap agreement as of December 31, 2023 was a net liability of $21,000 and is included in Other long-term liabilities, in the Consolidated balance sheets. The fair value of the interest rate swap agreement excludes accrued interest and takes into consideration current interest rates and current likelihood of the swap counterparty's compliance with its contractual obligations. As a result of the interest rate swap, we have also recognized a net unrealized loss of $21,000 during the year ended December 31, 2023, which is included in Other expense in the Consolidated statements of operations.

Note 8: Equity

Dividends

The Company did not pay any dividends during the years ended December 31, 2023 and 2022.

Preferred stock and common stock

There were no issuances of preferred stock or common stock during the years ended December 31, 2023 and 2022 other than stock awarded to employees and the Board of Directors as well as the shares issued as part of the Newswire acquisition (see Note 4).

Stock repurchase and retirement

On March 1, 2022, the Company's board of directors authorized a stock repurchase program under which the Company was authorized to repurchase up to $5,000,000 of its common shares. As of August 31, 2022, the Company completed the repurchase program by purchasing a total of 207,964 shares as shown in the table below ($ in 000's, except share or per share amounts):

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program
			Shares Repurchased	
March 1-31, 2022	6,200	$ 29.35	6,200	$ 4,818
April 1-30, 2022	8,226	27.76	8,226	4,590
May 1-31, 2022	80,748	22.92	80,748	2,739
June 1-30, 2022	74,227	23.98	74,227	959
July 1-31, 2022	32,392	24.88	32,392	153
August 1-31, 2022	6,171	24.79	6,171	—
No shares repurchased between September 2022 and December 2023				
Total	207,964	$ 24.04	207,964	$ —

Note 9: Stock Options and Restricted Stock Units

On May 23, 2014, the shareholders of the Company approved the 2014 Equity Incentive Plan, as amended (the "2014 Plan"). Under the terms of the 2014 Plan, the Company is authorized to issue incentive awards for common stock up to 200,000 shares to employees and other personnel. On June 10, 2016 and June 17, 2020, the shareholders of the Company approved an additional 200,000 and 200,000 awards, respectively, to be issued under the 2014 Plan, bringing the total number of shares to be awarded to 600,000. The awards may be in the form of incentive stock options, nonqualified stock options, restricted stock, restricted stock units and performance awards. The 2014 Plan is effective through March 31, 2024. As of December 31, 2023, there were 51,743 shares which remained to be granted under the 2014 Plan. These shares were assumed by the 2023 Plan described below.

On June 7, 2023, the shareholders of the Company approved the 2023 Equity Incentive Plan (the "2023 Plan"). Under the terms of the 2023 Plan, the Company is authorized to issue incentive awards for common stock up to 300,000 shares to employees and other personnel. The awards may be in the form of incentive stock options, nonqualified stock options, restricted stock, restricted stock units and performance awards. The 2023 Plan is effective through April 1, 2033. As of December 31, 2023, there are 337,411 shares which remain to be granted under the 2023 Plan, including 51,743 shares assumed under the 2014 Plan described above.

The following is a summary of stock options issued during the year ended December 31, 2023 and 2022:

	Number of Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance on December 31, 2021	47,167	$ 6.80 – 17.40	$ 11.81	$ 832,254
Options granted	50,250	26.00 – 27.71	26.69	—
Options exercised	(10,000)	7.76 – 13.21	9.12	185,500
Options forfeited/cancelled	(6,167)	9.26 – 27.71	27.71	—
Balance on December 31, 2022	81,250	$ 6.80 – 27.71	$ 20.17	$ 462,390
Options granted	30,000	26.98	26.98	—
Options exercised	(2,500)	7.76	7.76	19,400
Options forfeited/cancelled	(2,000)	9.26 – 27.71	23.10	—
Balance on December 31, 2023	106,750	$ 6.80 – 27.71	$ 22.32	176,360

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e. the aggregate difference between the closing price of the Company's common stock on December 31, 2023 and 2022 of $18.13 and $25.04, respectively, and the exercise price for in-the-money options) that would have been received by the holders if all instruments had been exercised on December 31, 2023 and 2022. As of December 31, 2023, there was $555,000 of unrecognized compensation cost related to stock options, which will be recognized through 2027.

The following is a summary of unvested stock options during the year ended December 31, 2023 and 2022:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Balance on December 31, 2021	—	$ 12.87	$ 5.47
Options granted	50,250	26.69	12.54
Options vested	—	—	—
Options forfeited/cancelled	(6,000)	27.71	13.53
Balance on December 31, 2022	44,250	26.55	12.41
Options granted	30,000	26.98	13.89
Options vested	(7,500)	27.71	13.53
Options forfeited/cancelled	(1,500)	26.00	11.87
Balance on December 31, 2023	65,250	26.78	13.12

The following table summarizes information about stock options outstanding and exercisable on December 31, 2023:

| Exercise Price Range | Options Outstanding | | | Options Exercisable |
	Number	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number
$0.01 - 8.00	5,000	1.89	6.80	5,000
$8.01 - 11.00	3,000	4.00	10.25	3,000
$11.01 - 16.00	18,000	4.53	13.12	18,000
$16.01 - 27.00	68,000	8.05	25.42	15,500
$27.01 – 27.71	12,750	8.05	27.71	—
Total	106,750	7.06	22.32	41,500

Of the 106,750 stock options outstanding, 51,542 are non-qualified stock options. All options have been registered with the SEC.

The fair value of common stock options issued during the year ended December 31, 2023 were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used:

	Year Ended December 31, 2023
Expected dividend yield	0%
Expected stock price volatility	47.6%
Weighted-average risk-free interest rate	3.87%
Weighted-average expected life of options (in years)	6.25

The following is a summary of restricted stock units issued during the years ended December 31, 2023 and 2022:

	Number of RSUs Outstanding	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Balance on December 31, 2021	17,765	$ 25.92	$ 523,197
Units granted	48,240	24.99	1,205,525
Units vested/issued	(15,265)	26.05	377,981
Units forfeited	—	—	—
Balance on December 31, 2022	50,740	$ 25.00	$ 1,268,500
Units granted	74,832	26.08	1,951,619
Units vested/issued	(21,490)	25.24	(542,408)
Units forfeited	(9,250)	23.87	(220,798)
Balance on December 31, 2023	94,832	25.90	2,456,149

During the year ended December 31, 2023, the Company granted 74,832 shares of restricted stock units to employees and the Board of Directors, which vest at various intervals over the next 3 years. The average grant date fair value of these grants was $26.08 per share during the year ended December 31, 2023. During the year ended December 31, 2023, 21,490 restricted stock units with an average intrinsic value of $25.24 per share, vested. As of December 31, 2023, there was $1,433,000 of unrecognized compensation cost related to our unvested restricted stock units, which will be recognized through 2026.

During the years ended December 31, 2023 and 2022, the Company recorded compensation expense of $1,365,000 and $763,000, respectively, related to stock options and restricted stock units.

Note 10: Leases

Leasing activity generally consists of office leases. In March 2019, a new lease was signed to move the corporate headquarters to Raleigh, North Carolina. The new lease, which had a lease commencement date of October 2, 2019, expires December 31, 2027. Minimum lease payments are $2,997,000, not including a tenant improvement allowance of $488,000, which is included in fixed assets as of December 31, 2023. The Company recognized a ROU asset and corresponding lease liability of $2,596,000, which represents the present value of minimum lease payments discounted at 3.77%, the Company's incremental borrowing rate at lease inception.

Lease liabilities totaled $1,388,000 as of December 31, 2023. The current portion of this liability of $379,000 is included in Accrued expenses on the Consolidated balance sheets and the long-term portion of $1,009,000 is included in Lease liabilities on the Consolidated balance sheets. Rent expense consists of both operating lease expense from amortization of our ROU assets as well as variable lease expense which consists of non-lease components of office leases (i.e. common area maintenance) or rent expense associated with short-term leases. The components of lease expense were as follows (in 000's):

	Year ended December 31, 2023	Year ended December 31, 2022
Lease expense		
Operating lease expense	$ 304	$ 304
Variable lease expense	56	98
Rent expense	$ 360	$ 402

The weighted-average remaining non-cancelable lease term for our operating leases was 4 years as of December 31, 2023. As of December 31, 2023, the weighted-average discount rate used to determine the lease liability was 3.77%. The future minimum lease payments to be made under non-cancelable operating leases on December 31, 2023, are as follows (in 000's):

Year Ended December 31:	
2024	$ 379
2025	389
2026	401
2027	413
Total lease payments	1,582
Present value adjustment	(194)
Lease liability	$ 1,388

We have performed an evaluation of our other contracts with customers and suppliers in accordance with Topic 842 and have determined that, except for the leases described above, none of our contracts contain a lease.

Note 11: Commitments and Contingencies

From time to time, the Company may be involved in litigation that arises through the normal course of business. The Company is neither a party to any litigation nor is aware of any such threatened or pending litigation that might result in a material adverse effect to the Company's business.

Note 12: Revenues

The Company considers itself to be in a single reportable segment under the authoritative guidance for segment reporting, specifically a communications company for publicly traded and private companies. The following tables present revenue disaggregated by revenue stream in (000's):

For the years ended December 31, 2023 and 2022, the Company generated revenues from the following revenue streams as a percentage of total revenue (in 000's):

	Year Ended December 31, 2023		Year Ended December 31, 2022	
	Amount	Percentage	Amount	Percentage
Revenue				
Communications	$ 24,224	72.6%	$ 16,115	68.5%
Compliance	9,154	27.4%	7,399	31.5%
Total	$ 33,378	100%	$ 23,514	100.0%

The Company did not have any customers during the years ended December 31, 2023 or 2022 that accounted for more than 10% of revenue.

Note 13: Income Taxes

The provision for income taxes consisted of the following components for the years ended December 31 (in 000's):

	2023	2022
Current:		
Federal	$ 743	$ 688
State	274	172
Foreign	(40)	142
Total Current	977	1,002
Deferred:		
Federal	(369)	(202)
State	(53)	(37)
Foreign	(12)	(39)
Total Deferred	(434)	(278)
Total expense for income taxes	$ 543	$ 724

Reconciliation between the statutory rate and the effective tax rate is as follows on December 31 (in 000's, except percentages):

	2023 Amount	2023 Percentage	2022 Amount	2022 Percentage
Federal statutory tax rate	$ 275	21.0%	$ 558	21.0%
State tax rate	113	8.6%	114	4.2%
Permanent difference – stock-based compensation	57	4.0%	25	1.0%
Permanent difference – other	23	1.5%	38	1.4%
Foreign tax credit generated	(32)	(2.3)%	(96)	(3.6)%
Tax on foreign earnings – tax reform	32	2.3%	96	3.6%
Foreign rate differential	(8)	(0.5)%	15	0.6%
FDII Deduction	(23)	(1.6)%	(26)	(1.0)%
Other	106	7.4%	—	—
Total	$ 543	41.5%	$ 724	27.2%

Components of net deferred income tax assets are as follows on December 31 (in 000's):

	2023	2022	Change
Assets:			
Deferred revenue	$ 80	$ 29	$ 51
Allowance for doubtful accounts	311	185	126
Stock options	338	151	187
Transaction costs	69	41	28
IRC Section 174 capitalized costs	510	216	294
ROU lease liability	293	427	(134)
Other	19	10	9
Total deferred tax asset	1,620	1,059	561
Liabilities			
Prepaid expenses	(1)	—	(1)
Basis difference in fixed assets	(149)	(155)	6
Capitalized software	(20)	(35)	15
ROU Assets	(260)	(393)	133
Purchase of intangibles	(1,268)	(1,048)	(220)
Other	(61)	—	(61)
Total deferred tax liability	(1,759)	(1,631)	(128)
Total net deferred tax asset / (liability)	$ (139)	$ (572)	$ 433

As of each reporting date, the Company's management considers new evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. In assessing the recovery of the deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management considers the scheduled reversals of future deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. It has been determined that is more likely than not that the Company's deferred tax assets are able to be realized based on future positive earnings and reversal of existing temporary differences.

The Company had no unrecognized tax benefits as of December 31, 2023 or December 31, 2022. Interest and, if applicable, penalties are recognized related to unrecognized tax benefits in income tax expense. There are no accruals for interest and penalties on December 31, 2023.

Undistributed earnings of the Company are insignificant as of December 31, 2023. With the enactment of the 2017 Act, the Company does not consider any of its foreign earnings as indefinitely reinvested.

The Company is subject to income taxation by both federal and state taxing authorities. Income tax returns for the years ended December 31, 2022, 2021 and 2020 are open to audit by federal and state taxing authorities.

Note 14: Employee Benefit Plans

The Company sponsors two defined contribution 401(k) Profit Sharing Plans and allows all employees in the United States to participate. Matching and profit-sharing contributions to the plan are at the discretion of management but are limited to the amount deductible for federal income tax purposes. The Company made contributions to the plan of $182,000 and $111,000 during the years ended December 31, 2023 and 2022, respectively.

Note 15: Subsequent Events

On February 20, 2024, Timothy Pitoniak informed the Company of his resignation as Chief Financial Officer of the Company, effective March 8, 2024 (the "Effective Date"). Mr. Pitoniak's resignation did not arise from any disagreement on any matter relating to the operations, policies, or practices of the Company.





ISSUERDIRECT®

- 1 Glenwood Ave, Suite 1001, Raleigh, NC 27603
- issuerdirect.com
- ir@issuerdirect.com
- 877-481-4014

